Exhibit 99.1
PT TELKOM INDONESIA (PERSERO) TBK A PART/ 01. SUSTAINABILITY REPORT 2023 Towards Excellence Transformation Sustainable SUSTAINABILITY 2023 REPORT

Sustainable Transformation Towards Excellence Investment in developing the latest technology, such as 5G networks, digital services, and artificial intelligence-based solutions, is a strategic step in achieving business excellence. With an emphasis on social responsibility and responsible resource management, PT Telkom Indonesia (Persero) Tbk (Telkom) strives to create a harmonious balance between achieving business excellence and implementing sustainable practices. In the steps towards transformation, Telkom carries out its business activities while consistently implementing ESG-based sustainability initiatives to achieve superior performance in the future. These sustainability initiatives include efficiency activities in business processes, efforts to improve data security and cyber security systems, environmentally friendly business practices, development of technological innovation and digitalization, application of business ethics, and continuing to innovate in improving customer experiences. THEME PT Telkom Indonesia (Persero) Tbk, known as “Telkom”, has released its 2023 Sustainability Report which provides data and information on economic performance and environmental, social, governance (ESG) and sustainable development goals (SDG). The significant issues in this report were selected by considering the impact and concerns of stakeholders. The data and information presented are sourced from various reliable sources within TelkomGroup. This report reports on the performance of “TelkomGroup” or “Telkom” which includes the performance of PT Telkom Indonesia (Persero) Tbk and its subsidiaries. This report also includes forward-looking statements by Telkom, including future targets, expectations, estimates, or projections. Telkom recognizes the risk of uncertainty in information regarding future targets and forecasts. Therefore, as part of good governance practices, Telkom cautions readers that these views may still need to be fully realized. DISCLAIMER

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 1 TABLE OF CONTENT THEME DISCLAIMER TABLE OF CONTENT 01 HIGHLIGHT 4 About Sustainability Report 6 Explanation of the President Commissioner 10 Explanation of the President Director 16 Company Profile 24 Sustainability Achievements and Overview 26 Appreciations and Awards 28 Certifications 29 Membership in Association 02 TELKOM SUSTAINABILITY 32 Sustainability Governance 33 Sustainability Strategy 38 Sustainability Risk Management 40 Sustainability Metrics and Targets 03 SUSTAINABILITY PERFORMANCE 50 Environmental: Value for the Planet (Right Environmental Approach) 50 Eco-Friendly Work Culture 50 Energy and Emissions Management 57 Water Management 57 Biodiversity Preservation 58 Waste Management 59 Environmental Initiatives Involving External Parties 60 Social: Value for the People (Right People) 60 Costumer as Main Priority 66 Human Resources Management 76 Community Involvement and Development 80 Governance: Value-Added Business (Right Governance) 80 Corporate Governance 81 Stakeholder Engagement 82 Risk and Crisis Management 82 Business Ethics and Compliance 83 Anti-Corruption, Anti-Bribery, and Anti-Fraud Policies 86 Privacy Protection and Data Security 91 Sustainable Economic Value Creation 92 Responsible Supply Chain 04 APPENDICES 96 Appendix 1: Membership in Association 98 Appendix 2: Glossary 100 Appendix 3: Abbreviation 102 Appendix 4: Reference of OJK Regulation No. 51/POJK.04/2017 and OJK Circular Letter No. 16/ SEOJK.04/2021 104 Appendix 5: GRI Standard Index 107 Appendix 6: SASB Index

2 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023

PT TELKOM INDONESIA (PERSERO) TBK 3 PART/ 01. SUSTAINABILITY REPORT 2023 Highlight 01.

4 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 REPORTING PERIOD This Sustainability Report contains data and information on environmental, social, governance, and economic performance. Telkom publishes the Sustainability Report annually; the previous period report was published in April 2023. The reporting period is January 1, 2023 - December 31, 2023, by the consolidated financial reporting period. [2-2] [2-3] REPORTING STANDARDS 1. Financial Services Authority Regulation (POJK) No. 51/POJK.03/2017 on the Implementation of Sustainable Finance for Financial Services Institutions, Issuers and Public Companies. 2. OJK Circular Letter No. 16/SEOJK.04/2021 concerning the Form and Content of the Annual Report of Issuers or Public Companies. 3. Global Reporting Initiative (GRI) Standards 2021, with alignment: ‘in reference to the GRI Standards’. 4. Sustainability Accounting Standards Board (SASB) Telecommunication Services Sustainability Accounting Standard 2021. 5. Early adoption of International Financial Reporting Standard (IFRS) S1 and S2. In this report, we restate some information from previous reporting, including data on energy and emissions generated by the Data Center. The change in data is due to the difference in calculation method from data center capacity basis to occupancy basis. [2-4] ABOUT SUSTAINABILITY REPORT

PT TELKOM INDONESIA (PERSERO) TBK 5 PART/ 01. SUSTAINABILITY REPORT 2023 REPORT ASSURANCE Telkom Sustainability Report has not appointed an independent party to provide assurance services. However, Telkom ensures that all data and information have been approved and validated by the relevant divisions to improve the report’s reliability. All disclosures have been reviewed by management and approved by the President Director, and President Commissioner, Telkom’s highest sustainability governance officials. [2-5][2-14] REPORT-RELATED CONTACTS Investor Relation Unit PT Telkom Indonesia (Persero) Tbk The Telkom Hub, Telkom Landmark Tower 39th Floor Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia Phone : (6221) 521 5109 E-mail : investor@telkom.co.id We would like to acknowledge the responses to other stakeholders’ 2022 Sustainability Report feedback. Telkom management has also received input on sustainability performance from rating agencies and followed up on the ESG assessment results. In the 2023 Sustainability Report, Telkom endeavors to continuously improve the management of ESG aspects and sustainability performance.

6 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 EXPLANATION OF THE PRESIDENT COMMISSIONER Telkom’s presence in society is committed to providing telecommunications solutions and creating a better and more sustainable future. The Board of Commissioners believes that a balance between the management of economic aspects and environmental, social, and governance (ESG) aspects will positively impact and add value to stakeholders and the environment.” Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner “

PT TELKOM INDONESIA (PERSERO) TBK 7 PART/ 01. SUSTAINABILITY REPORT 2023 Esteemed stakeholders, Environmental, social, and governance (ESG) issues have become essential worldwide concerns. Throughout 2023, TelkomGroup strives to improve operational and financial performance while managing ESG aspects to contribute to future sustainability and support the achievement of the Sustainable Development Goals (SDGs). The Board of Commissioners’ Views on Implemented Policies and Strategies The Board of Commissioners assesses that the Board of Directors has managed the Company’s ESG aspects by the scope and context of sustainability relevant to the telecommunications sector. Telkom has the sustainability pillars of the Right Environmental Approach, Right People, and Right Governance as the foundation for formulating policies and strategies to achieve sustainability performance targets. In the Right Environmental Approach pillar, the Company strives to conduct business with due regard to environmental aspects. The Board of Commissioners considers that the Company’s policies and strategies in environmental management are pretty good, including e-waste management, energy efficiency, reduction of greenhouse gas (GHG) emissions, water savings, and utilization of new and renewable energy (EBT). The Board of Commissioners appreciates and supports the Company’s initiatives to mitigate adverse environmental impacts. The implementation of various initiatives in the Right People pillar is considered to be quite good, which is reflected in several initiatives, including internalization of human rights and business ethics in the TelkomGroup value chain, implementation of human resource management strategies to meet digital talents, provision of competency development programs, decent and safe workplaces, and programs to increase the inclusiveness of women in the TelkomGroup environment. The Company also runs social and environmental responsibility (CSR) programs that include small and medium enterprises (SMEs), community-based waste management, education assistance, and other social assistance to build community independence and support SDGs. The Board of Commissioners appreciates the Board of Directors steps in planning and realizing all initiatives in the Right People pillar that have been carried out in 2023 and continues to encourage it to be continued and improved in the future. In the Right Governance pillar, the Company strengthens policies and strategies to run an ethical business, increase customer trust by managing data security and privacy, and comply with laws and regulations. Through the implementation of mature sustainability governance, the Board of Commissioners is optimistic that ESG management and the implementation of sustainability practices can be optimally monitored and evaluated to positively impact stakeholders.

8 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 Views on Achievement of Sustainable Performance The acceleration of digitalization has triggered increased demand for digital telecommunications connectivity and infrastructure. The Company has a strategy to expand its product and service portfolio and continue transforming into a digital telco company. By strengthening its assets, product portfolio, and balanced ESG management, the Board of Commissioners expects the Company will be able to increase returns, optimize value for shareholders, and positively impact other stakeholders. Throughout 2023, the Company has recorded positive sustainability performance, covering both business and ESG aspects. The Board of Commissioners appreciates the leadership of the Board of Directors, supported by the contribution and integration of all functions in carrying out their duties and responsibilities. Telkom’s good sustainability performance in 2023, among others, is evidenced by the acquisition of several awards in the ESG aspect from external parties, such as the BUMN Corporate Communication & Sustainability (BCOMMS) 2023 award from the Ministry of BUMN, the Most Excellence GCG Implementation award from CNBC Indonesia, the Asia Pacific Climate Leaders Award 2023 award from Financial Times and Statista, the Corporate Governance Award from IICD. In addition, Telkom also managed to get an ESG Rating with an A rating from Morgan Stanley Capital International and a Score of 27.1 (Medium Risk) from Sustainalytics. The Journey Ahead The Board of Commissioners observed that global risks and challenges that must be mitigated include cybersecurity risks, technological sophistication impact, and human resources quality. As a company engaged in the telecommunications sector that is transforming into a digital telco, the Company needs to strengthen governance and implement preventive strategies to minimize the negative impact of the risks and challenges faced. Amid the growing era of technology and digitalization, Telkom will strive to continue developing innovations and improving customer experience. These efforts are a priority to support Indonesia’s transformation towards a superior digital economy and realize a better and more sustainable future for all Indonesians.

PT TELKOM INDONESIA (PERSERO) TBK 9 PART/ 01. SUSTAINABILITY REPORT 2023 Appreciation The Board of Commissioners would like to thank and appreciate all TelkomGroup personnel and stakeholders who have supported the company in implementing sustainability practices and achieving positive performance. We are excited to face the period ahead with even better sustainability performance achievements to increase added value for all stakeholders. On behalf of the Board of Commissioners, I thank you and look forward to strengthening our collaboration and synergy to continue our partnership and realize a sustainable future. Jakarta, March 31, 2024 Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner

10 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 Ririek Adriansyah President Director By managing environmental, social, and governance aspects or ESG, Telkom is optimistic that it will be able to achieve the sustainability performance targets that have been set and support the achievement of the Sustainable Development Goals (TPB/ SDGs). More serious ESG management is also part of TelkomGroup’s transformation into a digital telco company that provides innovative solutions and creates sustainable added value for stakeholders and a positive environmental impact.” “ EXPLANATION OF THE PRESIDENT DIRECTOR [2-14]

PT TELKOM INDONESIA (PERSERO) TBK 11 PART/ 01. SUSTAINABILITY REPORT 2023 Esteemed stakeholders, Current global dynamics pay special attention to the importance of environmental and social aspects in managing risks and supporting sustainable economic growth. PT Telkom Indonesia (Persero) Tbk (“Telkom” or the “Company”), as the leading player in the telecommunications industry, is committed to strengthening its culture of sustainability. TelkomGroup focuses on best practices to support SDGs and run business ethically. Telkom consistently manages ESG risks with maximum efforts to suppress and reduce negative impacts on business activities while optimizing opportunities to support the Company’s transformation. This approach aligns with the planet, people, partnership, prosperity, & peace (5P) values as the basis for improving sustainability performance. Telkom is a digital telecommunications company that manages ESG risks and innovates in digital technology to create convenience and comfort in everyday life. ESG risk mapping and sustainability pillars provide a solid basis for running a business sustainably, contributing positively to sustainable development, and creating positive value for society and the surrounding environment. Policies to Respond to Challenges In facing challenges related to ESG aspects, Telkom implements sustainability policies and strategies guided by the pillars of sustainability: the Right Environmental Approach, the Right People, and the Right Governance. • The Right Environmental Approach pillar reflects a commitment to running a business environmentally responsible. By focusing on reducing the negative impact of the business chain, the Company strives to continue improving electronic waste management, working with vendors to manage waste, implementing energy efficiency and innovating to reduce emissions in Data Centers, to building green BTS that use New and Renewable Energy sources (EBT). Implementation of this pillar is also Telkom’s effort to mitigate climate challenges and risks. • The Right People pillar signifies dedication to positively impacting all stakeholders, including employees, customers, and society. The main challenge, especially in the social aspect, is related to talent management, including digital talent readiness. The Company’s response to these challenges is to strengthen human resource management and adapt policies that can support diversity, prosperity, and equality, including increasing HR competency and empowering people with disabilities to face the digital acceleration and transformation of the Company. • The Right Governance pillar includes a commitment to implementing strong sustainability governance, including legal compliance, business ethics, customer privacy, and human rights, especially in facing the biggest challenge in the telecommunications business, namely data security and cybersecurity, which is carried out through good data security governance and compliance with regulations to maintain customer privacy and data. By implementing these three pillars, we aim to achieve a balanced and sustainable ESG performance and ensure that our digital transformation provides sustainable positive benefits for all stakeholders.

12 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 Sustainability Performance Achievements Telkom believes that by integrating ESG into all aspects of our business, we can achieve sustainability performance targets and create a positive impact for a better future. Sustainability is a social responsibility and an integral element in business strategy, positively impacting the environment and society and contributing to sustainable business growth. Telkom’s sustainability performance achievements are described in each of the following three sustainability pillars: Right Environmental Approach During 2023, TelkomGroup has implemented various initiatives to support sustainability practices and address the challenges faced as a digital telecommunications company. Focusing on the environmental aspect, the Company has proactively taken concrete actions, such as reducing carbon emissions through waste management activities, especially e-waste, planting 45,500 mangrove trees, revegetating 62,150 trees in 10 locations, and rehabilitating 3,920 coral reefs. TelkomGroup has used environmentally friendly energy sources at 830 sites, such as solar cells, biodiesel, and micro hydro. In addition, TelkomGroup also supports the use of environmentally friendly transportation by encouraging the use of electric vehicles (EVs) among its employees. Through these initiatives, in 2023, the GHG emissions generated amounted to 1,724,335.18 tons CO2 eq, a 7% decrease compared to 2022. In the corporate environment, TelkomGroup builds an environmentally friendly culture by managing resources effectively and efficiently, including reducing the use of paper, water, and electricity to record a 4-21% reduction in the use of paper, water, and electricity in 2023. This effort also includes reducing employee personal waste. Telkom actively engages employees in e-waste management by providing e-boxes at each work location. By collaborating with partners, we ensure that e-waste is recycled into value-added items that can be utilized and distributed to the community. All of these efforts reflect TelkomGroup’s commitment to sustainability and ongoing environmental responsibility. Right People During 2023, efforts to develop HR competencies continued to be strengthened through increased training and education programs. Concrete steps have been taken in managing the Digital Talent Readiness Program, an initiative aimed at developing employees’ digital capabilities to adapt to changes in digital technology. By 2023, Telkom has 4,033 digital talents, or 17.18% of total employees. Our focus also involves fair and ethical labor management, prioritizing human rights, gender equality, diversity, and inclusiveness in the company environment. Currently, as many as 36.95% of Telkom’s total employees are women, including 29.96% at the managerial level, and actively participate in empowering individuals from among people with disabilities. Not only are we internally oriented, but we are also committed to providing the best customer experience. The transformation of MyTelkomsel is clear evidence of our efforts to maintain and increase customer loyalty through end-to-end service/product integration that provides convenience and comfort in one efficient application solution. Through these various measures, Telkom’s Net Promoter Score (NPS) value has improved to 56 points by the end of 2023. Within the community, the Company is actively involved in managing the capacity building of Micro and Small Enterprises (MSEs). This effort aims to improve the quality of MSEs through digital empowerment and adaptation. The Digital Empowerment for the Nation initiative through MSE empowerment is our foundation for mobilizing a positive role in driving economic progress. By 2023, Telkom has fostered 11,180 MSEs, and as many as 11.76% of MSEs moved up to a higher class (Class Up).

PT TELKOM INDONESIA (PERSERO) TBK 13 PART/ 01. SUSTAINABILITY REPORT 2023 Right Governance The Company consistently implements sustainability governance, business ethics, and compliance with applicable regulations and supervises to ensure compliance with relevant norms and business ethics. In 2023, we made structural improvements by establishing a Data Protection Officer (DPO) organization with a more precise map of roles and functions. The Company also changed the Privacy Policy and Company Regulations to align with the provisions of the Personal Data Protection Law (PDP). The Company also refers to the provisions of international standards, one of which is ISO 27001, to intensify data protection and security. This step ensures that TelkomGroup always meets global data management and protection standards and that, no data leakage incidents occur throughout 2023. All of these efforts are directed at ensuring that TelkomGroup not only complies with applicable regulations but also provides an optimal level of protection and security for data while adhering to the principles of high business ethics. Economic Growth TelkomGroup recorded positive achievements in operational and financial performance throughout 2023. These achievements reflect the positive impact of ESG management and sustainability practices on business growth. TelkomGroup’s revenue in 2023 reached Rp149,216 billion, an increase of 1.30% compared to the previous year. TelkomGroup managed to record a net profit of Rp24,560 billion, which grew by 18.34% compared to last year. Overall, this positive achievement reflects the success of TelkomGroup’s efforts to achieve financial targets and increase its positive impact in the context of sustainability practices. Target Achievement Strategy All TelkomGroup personnel, including the Board of Directors, Board of Commissioners, and Employees, will continue to work together and be responsible for implementing sustainability practices in daily operations. Management will consistently monitor and evaluate the achievement of operational performance targets, financial performance, and ESG performance. On the other hand, the Company will also proactively identify potential challenges and opportunities. The awareness of the role of digital telecommunications as the main driver of the progress of the digital economy has become the basis for us to continue to innovate and carry out transformation. Digital telecommunications, in addition to providing convenience and connectivity, is considered the key to expanding the business value chain. TelkomGroup has strengthened its resolve to carry out comprehensive ESG risk management, aiming to reduce business risks and open up strategic new opportunities in the digital telecommunications era. The management and related divisions are also preparing a sustainability strategy that can be implemented holistically to minimize risks, optimize opportunities, and create a sustainable positive impact. Appreciation To conclude this explanation, we thank all stakeholders for supporting PT Telkom Indonesia (Persero) Tbk in implementing sustainability practices. This support is essential to the Company’s journey to become the Digital Telco of choice to advance society. Telkom can continue to innovate amid various challenges and opportunities in the digital era to grow sustainably, create higher company value, and provide the best service to meet national digital needs. Jakarta, March 31, 2024 Ririek Adriansyah President Director

14 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 STATEMENT LETTER RESPONSIBILITY FOR THE 2023 SUSTAINABILITY REPORT We, the undersigned, declare that the Board of Commissioners have reviewed and approved the 2023 Sustainability Report of PT Telkom Indonesia (Persero) Tbk and declare that all information in the Sustainability Report has been contained in full, and we are fully responsible for the correctness of the contents of the Company’s Sustainability Report. This statement was made with actual. Jakarta, March 31, 2024 Board of Commissioners Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner Wawan Iriawan Independent Commissioner Bono Daru Adji Independent Commissioner Abdi Negara Nurdin Independent Commissioner Marcelino Rumambo Pandin Commissioner Ismail Commissioner Rizal Mallarangeng Commissioner Isa Rachmatarwata Commissioner Arya Mahendra Sinulingga Commissioner Silmy Karim Commissioner

PT TELKOM INDONESIA (PERSERO) TBK 15 PART/ 01. SUSTAINABILITY REPORT 2023 Board of Directors Ririek Adriansyah President Director Heri Supriadi Director of Finance & Risk Management FM Venusiana R Director of Enterprise & Business Service Herlan Wijanarko Director of Network & IT Solution Muhamad Fajrin Rasyid Director of Digital Business Budi Setyawan Wijaya Director of Strategic Portfolio Afriwandi Director of Human Capital Management Bogi Witjaksono Director of Wholesale & International Service Honesti Basyir Director of Group Business Development STATEMENT LETTER RESPONSIBILITY FOR THE 2023 SUSTAINABILITY REPORT We, the undersigned, declare that the Directors have reviewed and approved the 2023 Sustainability Report of PT Telkom Indonesia (Persero) Tbk and declare that all information in the Sustainability Report has been contained in full, and we are fully responsible for the correctness of the contents of the Company’s Sustainability Report. This statement was made with actual. Jakarta, March 31, 2024

16 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 COMPANY PROFILE [2-1] Company Name PT Telkom Indonesia (Persero) Tbk Company Establishment Date November 19, 1991 Ticker TLKM – Indonesia Stock Exchange (BEI) TLK – New York Stock Exchange (NYSE) Corporate Status Public Company (Tbk) Head Office Address Jalan Japati No. 1 Bandung Ownership · The Government of the Republic of Indonesia 52.09% · Public 47.91% Financial Position Equities Rp156,562 billion Liabilities (Obligation) Rp130,480 billion Assets Rp287,042 billion

PT TELKOM INDONESIA (PERSERO) TBK 17 PART/ 01. SUSTAINABILITY REPORT 2023 Products, Services, and Business Activities Undertaken [2-6] Information and Communication Technology (ICT) services and telecommunications networks. Digital Business Domains 1. Digital Connectivity is a business and technology that focuses on connectivity. 2. Digital Platform is a digital infrastructure or framework that allows various entities to interact, collaborate, and exchange goods, services, or information electronically. 3. Digital Services is a business and product related to digital content. Number of Telkom Employees Further information about Telkom is available in the separate Annual Report and the company’s official website (https://www.telkom.co.id/sites/ about-telkom/en_US). Men 63.05% Women 36.95% Total Employees 7,469

HIGHLIGHT

TELKOM AND SUBSIDIARIES

As of December 31, 2023, Telkom has 45 subsidiaries with direct and indirect ownership and ownership percentages of more than 50%, so their Financial Statements are consolidated with Telkom as the Parent Company. In addition, there are 9 unconsolidated subsidiaries (affiliates).


Telkom Indonesia
the world in your hand
metranet
98.85% -% | -%
Telkomsel
69.90%
Telkom metra
99.99%
Mitratel
71.87%
pins
99.99%
telkomsigma
99.99%
cellum
30.40%
nuon
100.00% | -%
MDI
99.99%
DIGISERVE
100.00%
metraplasa
60.00%
infomedia
51.00% | 49.00%
tmi
99.99%
LinkAja!
24.27%
PERSADA SOKKA
100.00%
ti·phone
24.00%
SSI
51.00%
AdMedika
-% | 99.99%
mdmedia
-% | 99.99%
finnet
60,00%
BOSNET
60.00%
SMI
-% | 99.99%
nutech
60.00%

Description:

- Direct Ownership (Consolidated)
- Indirect Ownership (Consolidated)
- Unconsolidated

18 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PART/ 01.


The Government of the Republic of Indonesia
52.09%
IDX
NYSE
Public
47.91%
TelkomAkses
99.99%
Telin
99.99%
telkomsat
99.99%
Telkominfra
99.99%
Telkom Property
99.99%
NeutraDC
99.96%
Telin Singapore
100.00%
TELKOMCEL
100.00%
Telin Hong Kong
100.00%
Telin Australia
100.00%
Telin USA
100.00%
Telin Malaysia
70.0%
34.00% | 36.00%
51.00%
99.99%
55.00%
TRANSVISION
-% | 15.67%
CSM
25.00%
PSN
6.32%
5.00%
2.11%
jalin
33.00%

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 19

HIGHLIGHT

CUSTOMER-ORIENTED

In carrying out its business strategy and operations, TelkomGroup applies a customer-oriented approach. The company is committed to providing an exceptional experience for customers and prioritizing customer satisfaction. Along with the increasingly sophisticated technology industry changes, TelkomGroup strives to continue to grow and transform into a digital telecommunication company with three digital business domains: Digital Connectivity, Digital Platform, and Digital Services. Complete information about the Digital Business Domain, product, and service descriptions, as well as our customers and partners, are available at (https://www.telkom.co.id/sites/about-telkom/en_US).

SIGNIFICANT CHANGES

In 2023, Telkom signed a Conditional Spin-off Agreement (CSA) to integrate IndiHome into Telkomsel through the Fixed Mobile Convergence (FMC) initiative as part of the Five Bold Moves primary strategy. The signing of this agreement is part of the implementation of Telkom's plan to strengthen the business by providing broader broadband services and accelerating the equitable distribution of digital connectivity in Indonesia that is inclusive and sustainable. Thus, Telkomsel focuses on business-to-consumer (B2C), and Telkom focuses on business-to-business (B2B).

COMPANY'S PURPOSE, VISION, MISSION, AND VALUES

PURPOSE

To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders.

VISION

To be the most preferred digital telco to empower the society.

20 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PT TELKOM INDONESIA (PERSERO) TBK 21 PART/ 01. SUSTAINABILITY REPORT 2023 1. Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all. 2. Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption. 3. Orchestrate digital ecosystem to deliver superior customer experience. MISSION COMPANY VALUES

22 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 OPERATIONAL COVERAGE AND NETWORK INFRASTRUCTURE [2-1, 2-6] [TC-TL-000.D] SHM MOS MAN LON AMS LUX FRA SWI WRS KIV VNA MRS MLN PAL PRS IST SOF MDR LSB ALG CAI DJI DUB RYD DUB DUM BTM JKT SBYDPS DIL BSW SG RGN BKK MAC SEO HKG SHA TYO HWI GAU SLO LAX SJ CHG NYX ASH TOR SP SEA-ME-WE 5 UNITY SJC FASTER SMPCS BBG IMEWE SEA-ME-WE 4 C2C IGG EIG JUS APCN-2 TNG-IA AAG Merah Putih (1080 E) Telkom - 3S (1180 E) HAN TWN SHI SEA-US

PT TELKOM INDONESIA (PERSERO) TBK 23 PART/ 01. SUSTAINABILITY REPORT 2023 Point of Presence (POP) International Direct Dialing (IDD) Submarine Fiber Optic (SEA-ME-WE 4) Submarine Fiber Optic (SEA-ME-WE 5) Submarine Fiber Optic APCN-2 Submarine Fiber Optic EIG Submarine Fiber Optic SEA - US Submarine Fiber Optic IGG Submarine Fiber Optic SMPCS Telekomunikasi Indonesia Internasional (TELIN) SHM MOS MAN LON AMS LUX FRA SWI WRS KIV VNA MRS MLN PAL PRS IST SOF MDR LSB ALG CAI DJI DUB RYD DUB DUM BTM JKT SBYDPS DIL BSW SG RGN BKK MAC SEO HKG SHA TYO HWI GAU SLO LAX SJ CHG NYX ASH TOR SP SEA-ME-WE 5 UNITY SJC FASTER SMPCS BBG IMEWE SEA-ME-WE 4 C2C IGG EIG JUS APCN-2 TNG-IA AAG Merah Putih (1080 E) Telkom - 3S (1180 E) HAN TWN SHI SEA-US

24 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 SUSTAINABILITY ACHIEVEMENTS AND OVERVIEW RIGHT PEOPLE 56 points NPS Score 47 Consumer Customer Satisfaction Index (Telkomsel-Fixed) 36.95% Women employees in Telkom Rp186 billion Employee education and training costs 989 MSEs Certified by BPOM RI RIGHT ENVIRONMENTAL APPROACH 45,500 trees Mangrove tree Planting 830 sites Green Energy Usage 7,308,845 GJs of energy used 3.1 Tons Recycled waste 71 units Distribution of Electronic Device Donation for Education (Eduvice) Revegetation of 62,150 trees in 10 locations 22% EV Ownership 3 charging station 13 electric motorcycles Electric Vehicle Usage 708,878 GJs Decreased energy used 1,724,335.18 Tons CO2eq Total GHG emissions produced 4 – 21% Reduced use of paper, water, and electricity 3,920 substrates Coral reef rehabilitation 4.2 kWh installed capacity 23 beneficiary household Renewable energy from Micro-Hydro Power Plant for the community 129,763.83 Tons CO2eq Reduction of GHG emissions 183,173 units Utilization of modem device reuse 52,000 cards ≈ 260 kgs of waste SIM cards recycling ECONOMIC GROWTH Rp149,216 billion Business revenue increased by 1.30% Rp24,560 billion Net profit 18.34% Rp23,447 billion Spending on local suppliers 99.01% of total spending

PART/ 01.

3,785 MSEs
Certified BKPM

244 MSEs
are Halal certified

148 MSEs
participated in Pijar Mahir training

11,180
assisted MSEs

11.76%
MSEs class up

17.18% digital talent
Digital Talent Readiness Program

73
Wholesale Customer Satisfaction Index and International Business

29.96%
Women employees who occupy managerial level in Telkom

65.16 hours
Average employee training hours

2,900
active user of PaDi MSMEs

>40.5
MSMEs with **>800** transactions

MSE digitization

92
Digistar Class participants registered as Telkom employee candidates

65
Enterprise Customer Satisfaction Index

0.39%
Employees with disabilities

Rp154.94 billion
MSE Funding Program and Social, Economic, and Environmental Community Empowerment Program

RIGHT GOVERNANCE

ISO 37001 Anti-Bribery Management System
Anti-bribery Certification for Telkom and Subsidiaries

No incidents of data leakage and breach

ISO 27001 certification until 2025

100% of eligible WBS reports have been followed up

No incident handling that does not meet SLA

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 25

26 PT TELKOM INDONESIA (PERSERO) TBK HIGHLIGHT SUSTAINABILITY REPORT 2023 APPRECIATIONS AND AWARDS Telkom has achieved several recognitions and achievements that demonstrate its position as a pioneer in the telecommunications industry. This is not only concrete proof of our dedication to providing the best service for customers but also of our commitment to maintaining technological excellence and positively impacting society and the environment. Environment 1. Penghargaan Transparansi dan Penurunan Emisi Korporasi 2023 Green and Gold categories of the B-Universe event 2. Asia-Pacific Climate Leaders Award 2023 from The Financial Times and Statista 3. Katadata Green Initiative Awards 2023 sector Transportation/Technology from Katadata 4. Anugerah CSR Republika 2023 in the field of Decarbonization from Republika Social 1. BCOMMS 2023 from Ministry of SOEs • 1st place in the Education CID category • 3rd place in the Internal Communications Implementation category • 3rd place in Media Relations Management category • 1st place in the Best Content Creator category • 2nd place in the Best Exposure of the Year (Agenda Setting) category 2. The Great Indonesian CEO for Listed State-Owned Enterprises Company 2023 category: Total Commitment for Developing MSMEs thru PaDi UMKM Digital Platform 3. CSR Digitalization Program as a Solution to Accelerate Education Quality Improvement in the 3T Region received an award in the Economic CSR Initiative category at the B-Universe CSR Award 2023 4. Best Workplaces for Women 2023 in Providing Women Employee Welfare in Telecommunications and Internet Provider category 5. Top CSR of the Year 2023 from Infobrand 6. CSR Strategy Award by HR Excellence Awards 2023 Singapore 7. “Gold Winner” BUMN Communication and Sustainability Award 2023 by the Ministry of SOEs in the Education CID category 8. “Gold Winner” Padmamitra Award 2023 by CSR Forum Indonesia in Education Empowerment category 9. CSR Outlook Awards 2023 by Olahkarsa and IBCSD in Education, CSV, and Economic Empowerment category 10. “Gold Winner” Bisnis Indonesia Corporate Social Responsibilty Award (BISRA) 2023 in the Pillars of the Economy category 11. Marketeers Editor’s Choice Award 2023, PaDi UMKM, SME Enabler Through Digital of the Year 12. Indonesia Digital Innovation & Achievement Awards 2023 (IDIA) • Best Digital Innovation and IOT Implementation 2023 in Telecommunication Industry • Best Senior Executive Indonesia Digital Innovation and Achievement of The Year 2023 (Rosmida) 13. Anugerah CSR IDX Channel 2023 by IDX Channel, Social Development Initiatives category for Innovillage Program (Sociodigipreneurship Incubation)

PART/ 01.

Governance

1. **Indonesia Most Reputable Companies 2023** with **Excellent predicate Rank I (Champion)** in Telecommunication category
2. **Indonesia GCG Award-VII-2023 Economic Review 1st. The Best Indonesia GCG for Public Company 2023**, Sector: Infrastructure, Utilities & Transport - Industry: Telecommunications
3. **The 14th IICD Corporate Governance Award Indonesian Institute for Corporate Directorship (IICD) Top 50 Emiten** with the Largest Market Capitalization (Best Non Financial Sector category)
4. **CNBC Indonesia Awards 2023 CNBC Indonesia Most Excellence Good Corporate Governance Implementation**


CNBC
INDONES
AWARD
2023

5. **Indonesia Enterprise Risk Management Award-V-2023 (IERMA-V-2023) Economic Review 1st. The Best Indonesia Risk Management for Public Company 2023**, Sector: Infrastructure, Utilities & Transport - Industry: Telecommunications

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 27

HIGHLIGHT

CERTIFICATIONS

TelkomGroup has certification that confirms its commitment to security, reliability and business sustainability. This reflects the high quality and security standards held by companies in the telecommunications industry.

No.	Recipient	Certification	Institution Provider	Validity Period
1.	Telkom	ISO 37001:2016 Sistem Manajemen Anti Penyuapan	Sucofindo	2026
		ISO 9001:2015 QMS	TUV Rheinland	2025
		ISO 27001:2013 ISMS	TUV Rheinland	2025
		ISO 22301:2019 BCMS	TUV Rheinland	2025
		ISO 20000-1:2018 ITSMS	TUV Rheinland	2025
2.	Telkomsel	ISO/IEC 27001:2013	British Standards Institution (BSI)	2025
3.	AdMedika	ISO/IEC 27001:2013	British Standards Institution (BSI)	2025
		ISO 45001:2008 Standard	MSC Global	2025
		ISO 9001:2015 Standard	MSC Global	2026
		ISO 37001:2016	TUV Nord	2026
4.	MD Media	IT IL Foundation Certificate in IT Service Management	IT IL Foundation	Applied onwards
5.	Infomedia	ISO 27001:2013	TUV NORD Indonesia	2025
		ISO 37001:2016	TUV NORD Indonesia	2025
6.	Telkomsigma	ISO 20000-1:2018	British Standards Institution (BSI)	2023
		ISO 27001:2013	British Standards Institution (BSI)	2025
		ISO 9001:2015	British Standards Institution (BSI)	2025
		PAS 99:2012	British Standards Institution (BSI)	2025
		ISO 37001:2016	PT. Mutuagung Lestari (MUTU International)	2024
7.	Telkom Data Ekosistem (TDE)	ISO 9001:2015	British Standards Institution (BSI)	2025
		ISO 14001:2015	British Standards Institution (BSI)	2025
		ISO/IEC 27001	British Standards Institution (BSI)	2025
		ISO 45001:2018	British Standards Institution (BSI)	2025
8.	Telin	ISO 27000-1:2013	Intertek	2023
9.	Telin Singapore	SS 564 for Telin-3 Data Centre	TUV SUD	2026
		ISO 50001 Energy Management System for Telin-3 Data Centre	TUV SUD	2026

28 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PART/ 01.

No.	Recipient	Certification	Institution Provider	Validity Period
10.	Telkom Property	ISO 9001:2015	LLOYD Register	2025
		SNI ISO 45001:2018	Sucofindo	2024
		SMK3	Sucofindo	2026
11.	Telkomsat	ISO 9001:2015	TUV Rheinland	2024
		ISO 45001	Intertek	2024
		ISO 27001	Intertek	2024
		ISO 20000-1	Intertek	2026
12.	Telkom Akses	Kontraktor Jaringan Telekomunikasi CIQS 2000:2018	Telkom Professional Certification Center (TPCC)	2025
		ISO 9001:2015	British Standards Institution (BSI)	2025
		ISO 45001:2018	British Standards Institution (BSI)	2023
		ISO 27001:2013	British Standards Institution (BSI)	2024
		ISO 37001:2016	British Standards Institution (BSI)	2025
13.	PINS	ISO 14001:2015	Quality Certification Services	2023
		OHSAS 18001:2007	Quality Certification Services	2023
14.	Dayamitra Telekomunikasi	ISO 45001:2018	TQCSI	2026
		ISO 31000:2018	TQCSI	2026
		ISO/IEC 27001:2013	SGS	2025
		ISO 9001:2015	SGS	2025
15.	Digiserve	ISO/IEC 20000 IT Service Management System	British Standards Institution (BSI)	2025
		ISO/IEC 27001:2023 Information Security Management System	British Standards Institution (BSI)	2024
16.	TelkoMedika	SNI ISO 9001:2015	International Certification Services Management	2024
		SNI ISO 14001:2015	International Certification Services Management	2024
		SNI ISO 45001:2015	International Certification Services Management	2024

MEMBERSHIP IN ASSOCIATION [2-28]

Telkom keeps abreast of the latest technology and trends in the telecommunications sector through active involvement in various associations, especially those that support sustainability. Thus, the company can remain at the forefront of providing customers with the latest and best telecommunications services and conduct its operations based on relevant best practices in the telecommunications industry. The list of members in associations is in Appendix 1.

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 29

30 PT TELKOM INDONESIA (PERSERO) TBK TELKOM SUSTAINABILITY SUSTAINABILITY REPORT 2023

PT TELKOM INDONESIA (PERSERO) TBK 31 PART/ 02. SUSTAINABILITY REPORT 2023 Telkom Sustainability 02.

32 PT TELKOM INDONESIA (PERSERO) TBK TELKOM SUSTAINABILITY SUSTAINABILITY REPORT 2023 SUSTAINABILITY GOVERNANCE [2-9, 2-11, 2-12, 2-13, 2-14, 2-25] Telkom has a management structure that involves the General Meeting of Shareholders (GMS), the Board of Commissioners, the Board of Directors, and various Committees and Divisions. Each organ in this structure has a crucial role in implementing governance through their respective functions, duties, and responsibilities. Considering the many challenges and risks related to ESG aspects in sustainability practices and ensuring that ESG initiatives are consolidated within TelkomGroup, in the future, the TJSL Committee will be incorporated into the Sustainability Committee, which manages the implementation of consolidated ESG programs within TelkomGroup. By the end of 2023, the Directorate of Finance and Risk Management under the Director of Finance and Risk Management has been appointed as the unit that manages Sustainability/ESG within TelkomGroup. The Risk Management & Sustainability Department within the Directorate of Finance and Risk Management is an orchestrator of governance for implementing sustainability initiatives, including ESG aspects. It acts as a Center of Excellence in risk management & sustainability. This regulation is based on the Board of Directors Regulation No. PD.202.47/r.08/HK200/ COP-A2000000/2023 related to the Organization of the Directorate of Finance and Risk Management, signed on December 29, 2023. DIRECTOR OF FINANCE AND RISK MANAGEMENT as the Primary Coordinator of the Sustainability Committee SVP RISK MANAGEMENT & SUSTAINABILITY VP SUSTAINABILITY VP RISK STRATEGY & GOVERNANCE VP RISK OPERATION & PROCESS MANAGEMENT AVP SUSTAINABILITY STRATEGY & PROGRAM AVP SUSTAINABILITY EXECUTION & MONITORING

PT TELKOM INDONESIA (PERSERO) TBK 33 PART/ 02. SUSTAINABILITY REPORT 2023 The Director of Finance and Risk Management as part of the sustainability (environment, social, and governance) committee acts as the primary coordinator to lead, coordinate, ensure, and evaluate, as well as report the execution of sustainability (environment, social, and governance) initiatives across CFU/FU (including subsidiaries) to the BOD/ BOC, including determining the appropriate framework, setting objectives, targets, and cross-entity initiatives in collaboration with CFU/FU (including subsidiaries), as well as collaborating with the Directorate of Network & IT Solution (NITS) to design an integrated dashboard for monitoring sustainability performance. All Telkom Parent and Telkom Subsidiaries entities support the implementation of sustainability practices and initiatives in TelkomGroup. Some entities that are closely related to the implementation of sustainability initiatives include: − Lead Coordinator: FRM Directorate’s Sustainability Sub-department − Program Owner • HCM Directorate: HC Organizational Effectiveness (HCOE), Community Development Center (CDC), HC Business Partner (HCBP) • Directorate of NITS: Cyber Security • FRM Directorate: Risk Strategy and Governance • Corporate Secretary: Corporate Office Support (COS), Legal Compliance, Regulatory Management, Data Protection • Subsidiaries: Telkomsel, Telkom Property (GSD), Mitratel, Telkom Data Ekosistem (TDE), Telkom Infra • Digital Business • All CFU/FU and Subsidiaries − Policymakers: • NITS Directorate: Network/IT Strategy, Technology, and Architecture (STA) • FRM Directorate: Finance & Procurement Policy (FPP) − KPI Oversight: Integrated Portfolio Management − Communication and Disclosure: Corporate Communication & Investor Relations SUSTAINABILITY STRATEGY [2-22] TelkomGroup continuously strives to improve its sustainability performance by implementing strategies to manage ESG risks integrated with its business model and operational activities. We constantly evaluate and strengthen our sustainability strategy, not only to manage risks but also to capitalize on ESG opportunities. These sustainability strategies are implemented to support Telkom’s sustainability pillars.

TELKOM SUSTAINABILITY

SUSTAINABILITY PILLARS [2-22, 2-23, 2-24, 2-27]

In carrying out its business activities, TelkomGroup is committed to implementing sustainability practices through ethical and responsible operations in every line of business. Managing economic and ESG aspects and implementing sustainability practices in TelkomGroup are based on three main pillars: the Right Environmental Approach, the Right People, and the Right Governance.

Environmental: Right Environmental Approach	Social: Right People	Governance: Right Governance
In running a responsible business, TelkomGroup applies the right environmental approach and management to reduce the environmental impact of operations.	In running a responsible business, TelkomGroup always has a positive impact on all humans, including employees, customers, communities, and other stakeholders.	In conducting responsible business, TelkomGroup implements sustainability governance, including meeting legal and regulatory compliance, practicing business ethics and anti-corruption, and maintaining data privacy and security.

MATERIAL TOPICS AND SIGNIFICANT ISSUES [3-1][3-2][3-3]

Material topics presented in the report significantly impact and influence the Company's decision-making. The determination of material issues for the 2023 financial year is carried out through an internal analysis process based on the CSS (Corporate Strategic Scenario) document, Shareholder Aspirations (APS), feedback from Rating Agencies, benchmarks with industry, Standards and SDGs, and ESG Risks and Opportunities, as well as internal review by management.

8 (eight) material topics are still the same as in the previous reporting period. There is one material topic that is removed from the list, namely the Risk Management System, with the consideration that Risk Management is a process that has been integrated into the Company's overall business processes, including in determining Material Topics that are significant to Telkom based on the results of the Company's Risk Profile assessment which has been outlined in the ESG Risk Prevention and Mitigation Principles section by the Telkom ESG Strategy.

LIST OF MATERIAL TOPICS [3-2]

No.	Material Topics	Significant Issues	SDGs
Right Environmental Approach			
1	Energy management and climate change	Energy efficiency and emission reduction	
2	Material procurement and efficiency	Waste and e-waste management	

34 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PART/ 02.

No.	Material Topics	Significant Issues	SDGs
Right People			
3	Excellent service	Management and measurement of customer experience	
4	Employee and community engagement	· Recruitment of employees with disabilities · Increasing the MSE to class up · Increased talent and inclusiveness of women at the managerial level	
5	Training and education	· Digital talents · Employee pre-nurturing program (Digistar Class)	
Right Governance			
6	Compliance	The process of law enforcement and compliance with regulatory changes	
7	Business Ethics	· Compliance with business ethics · Anti-Corruption · Whistleblowing system	
8	Privacy and data security	Data privacy and cybersecurity	


RIGHT PEOPLE
SERVICE EXCELLENCE
COMMUNITY EMPLOYEE ENGAGEMENT
TRAINING AND EDUCATION
ESG
RIGHT ENVIRONMENT APPROACH
ENERGY MANAGEMENT AND CLIMATE CHANGE
MATERIAL SOURCING AND EFFICIENCY
RIGHT GOVERNANCE
COMPLIANCE
BUSINESS ETHICS
DATA PRIVACY AND SECURITY

TelkomGroup ESG Pillars and Material Topics

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 35

36 PT TELKOM INDONESIA (PERSERO) TBK TELKOM SUSTAINABILITY SUSTAINABILITY REPORT 2023 EXIST - TELKOM’S ESG STRATEGY To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders. PURPOSE To be the most preferred digital telco to empower the society. 1. Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all. 2. Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption. 3. Orchestrate digital ecosystem to deliver superior customer experience. VISION MISSION The Company then integrates the magnitude of ESG initiatives with the ESG Pillars, along with metrics and targets. The Company’s ESG strategy currently developed is titled EXIST or ESG Existence for Sustainability by Telkom Indonesia.

PART/ 02.

Telkom's Sustainability Commitment:

ELEVATING YOUR FUTURE

Telkom Indonesia is committed to an ESG-based future, aiming to realize a sustainable business by creating positive social and environmental impacts through innovative solutions and services.

	VALUE FOR THE PLANET	VALUE FOR THE PEOPLE	VALUE ADDED BUSINESS
ESG Pillars & SDG	ENVIRONMENT	SOCIAL	GOVERNANCE
Material Topics	**Right Environment Approach** • Enegry Manegement & Climate Change • Material Sourcing & Efficiency	**Right People** • Service excellence • Community & employee engagement • Training & education	**Right Governance** • Complience • Business ethics • Data privacy & security
	Risk & Opportunity / Benchmark	Rating Body / Standard & SDG	Stakeholder Aspiration / CSS Direction
Key Initiatives	• GHG emission reduction (Scope 1, Scope 2) • Waste management	• Customer experience • Community engagement and development programs • Diversity & inclusion: · Workforce & leadership women · Employees with disabilities • Digital talents • Digital empowerment • Pre employee development (Digistar Program)	• Compliance with regulations, laws and policies • Anti-bribery, anti-corruption and anti-fraud • Cyber security, PDP (Personal Data Protection)

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 37

TELKOM SUSTAINABILITY

SUSTAINABILITY RISK MANAGEMENT [2-25]

Telkom complies with the Minister of SOE Regulation No. PER 02/MBU/03/2023 on Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises, which includes initiatives to strengthen the risk management function and implement SOE governance. In the context of ESG (environment, social, and governance), Telkom manages business risks included in the company's main risk profile and mitigates ESG risks. Telkom has identified ESG risks and applied the precautionary principle as a preventive measure. The Risk Management & Sustainability Department periodically monitor and evaluate these risks as part of TelkomGroup's top risk/risk profile and submitted to the Director of Finance and Risk Management (FRM) and the Committee for Planning and Risk Evaluation and Monitoring (KEMPR).

Holistically, risk management at Telkom refers to ISO 31000:2018 Risk Management - Principles and Guidelines, which consists of three main components:

1. Principle as the foundation of how risk management works to ensure the creation and protection of value;
2. Framework that regulates the commitment to the role and division of risk management functions; and
3. Process that describes the activities/stages in carrying out risk management.

A more detailed explanation regarding governance, Directors and Commissioners, and risk management as the application of a precautionary approach and internal control can be read in the 2023 Annual Report in the Corporate Governance Chapter.

ESG RISK IDENTIFICATION AND MANAGEMENT [2-25]

Aspects	Operational Risk and Impact	Influence on Risk Mitigation Stakeholders	Risk Mitigation
Environment (E)	The risk of natural disasters that can disrupt business operations and have a negative impact on financial performance and profits, business prospects, and market prices of securities	Customers, Partners, Community, Management	a. Coordination with ASKALSI (All Indonesian Sea Cable Association) for SKKL security b. Preventive & corrective action by preparing a disaster recovery plan and crisis management team c. Transfer risk by using asset insurance to anticipate natural disasters and fires
	The risk of increasing company emissions levels, which will result in increased operational costs, carbon taxes, and impact on the environment		Carrying out energy efficiency programs, looking for new renewable energy alternatives with lower emissions, carrying out various carbon offset programs
Social (S)	Disturbances in political stability, social unrest, and security, both domestically and internationally, resulting from specific issues, such as geopolitical crises, trade wars, and so on, which hurt business growth, operations, financial condition, business results, production equipment supply chain, and prospects and market prices for securities	Customers, Partners, Society, Management, Shareholders	a. Monitoring the influence of socio-political turmoil on operational or service disruptions b. Maintenance of vigilance through enhancing the function of safety & security c. Monitoring supply chain issues related to raw materials and looking for alternatives to materials or device designs

38 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PART/ 02.

Aspects	Operational Risk and Impact	Influence on Risk Mitigation Stakeholders	Risk Mitigation
	New technologies that negatively impact competitiveness	Customers, Partners, Community, Management	a. Preparation of a Technology Roadmap by considering future technology and the potential implementation of competitor technology b. Acceleration of the IDN (Indonesia Digital Network) program to support future services
	The risk of fulfilling digital talent that has a negative impact on business continuity	Management	a. Preparation of WFP (Work Force Planning) Digital Talent according to the company's digital business priorities b. Improve Recruitment Strategy & Execution for Digital job functions c. Collaboration with tech giants, academics & external experts for expert training & development of training modules
Governance (G)	Risk of Penalties/fines by KPPU related to price fixing and class action occurring, which could reduce Telkom's revenue and have a negative impact on business, reputation, and profits	Management, Regulator	Strengthening legal review of corporate action plans or certain contracts
	Risk of changes in Indonesian or international regulations that impact business, financial condition, operational performance, and business prospects	Management, Regulator, Customers	a. Analysis of the impact of the regulatory plan on the industry in general and Telkom in particular b. Provide input so that the regulations to be enacted provide positive benefits for companies and industries
	Internet service competition (Fixed Broadband)	Customers, Partners, Community, Management	a. Strengthening the perception and quality of IndiHome as a new digital life style b. Acceleration of the deployment of fixed broadband service infrastructure
	Risk Threats to physical and cyber security, such as theft, vandalism or other actions that have a material adverse effect on business, financial condition and results of operations	Customers, Community, Management	a. Improved Preventive Actions through periodic Vulnerability Assessments and Penetration Tests b. Monitor and identify all attacks in real-time and select and take the necessary actions immediately c. Develop recommendations for handling cyber attacks based on historical incident analysis d. Intensive coordination of parties involved in handling cyber attacks

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 39

TELKOM SUSTAINABILITY

SUSTAINABILITY METRICS AND TARGETS

To ensure that ESG initiatives in TelkomGroup can run in a directed manner and have a measurable impact, after determining the main pillars, material topics, and significant issues, and also considering the achievements of ESG initiatives that have been carried out by TelkomGroup, Telkom established ESG 2030 metrics and targets that are aligned with the company's sustainability strategy.

ESG Metrics and Targets 2025 and 2030

Level 1	Level 2 Material Topic	Level 3 Significant Issue	Metric	Target 2025	Target 2030
Right Environmental Approach	Energy Management	GHG Emission	ton CO_2eq	Reduction 10% (baseline 2020)	Reduction 20% (baseline 2020)
	Material Sourcing & Efficiency	Waste Management	ton	Reduction 3.8 tons	Reduction 5 tons
		E-Waste Management	% annual growth in the unit reutilization of modems	15%	15%
Right People	Service Excellence	Customer Experience	NPS Score	58	> 62
	Community & Employee Engagement	Employees with Disabilities	% employee of TelkomGroup	0.72%	1.5%
		Community Engagement	% annual growth of SME Level Upgraded	7%	10%
		Diversity	% female workforce of TelkomGroup	31.10%	32%
			% female workforce in managerial positions of TelkomGroup	25.25%	27%
	Training & Education	Digital Talent	% digital talent of TelkomGroup	21.17%	25%
		Pre-Nurturing Employee (Digistar Class)	% recruitment registration conversion rate	20% of Digistar Class participant	35% of Digistar Class participant
Right Governance	Compliance	Regulation Compliance	zero tolerance (comply 100%)	comply 100%	comply 100%
	Business Ethics	Business Ethics	zero tolerance (comply 100%)	comply 100%	comply 100%
		Anti Bribery & Whistleblowing System	zero tolerance (comply 100%)	comply 100%	comply 100%
	Data Privacy & Security	Data Privacy	No data leaks	No data leaks	No data leaks
		Cyber Security	% employee participation of cybersecurity e-learning	90% involved	100% involved

40 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PT TELKOM INDONESIA (PERSERO) TBK 41 PART/ 02. SUSTAINABILITY REPORT 2023 MANAGEMENT OF ESG INITIATIVE METRICS AND TARGETS [3-3, 2-23, 2-25] Energy Management Essential to Manage The Company requires much energy to carry out its operational activities. This energy supply is obtained through cooperation with strategic partners. Impact The negative impact of energy use is that the emissions produced over time will worsen global warming and climate risks. Thus, TelkomGroup seeks to manage energy use wisely to reduce the footprint of greenhouse gas (GHG) emissions. Commitment and Target • Maintain the intensity of energy use each year. • Requires emission reductions each year. • Consistently calculate the total energy use and emissions produced. • Requires an increase in the use of renewable energy each year. Policy and Strategy Internal strategies and policies to reduce resulting GHG emissions are through efficient energy use. Telkom is developing ‘Green BTS’ through our subsidiaries, namely Telkomsel and Mitratel, by utilizing environmentally friendly alternative energy sources such as fuel and solar cells. Apart from that, Telkom also runs the Energy Efficiency Movement (GePEE), program and uses electric-powered operational vehicles (EVs). Evaluation of Management Effectiveness • GHG emission reduction of scope 1 & 2 by 7% compared to 2022. • Total energy consumption by 7,308,845 GJ. • Planted 45,500 mangrove trees and 3,920 coral reefs, and revegetation of 62,150 trees in 10 locations. • 830 sites using solar cells, fuel cells, and micro-hydro. • 22% electric vehicle (EV) ownership by employees, especially senior management. • The number of beneficiaries of renewable energy from MHP reached 23 households. Material Procurement and Efficiency Essential to Manage The Company need much material in the form of equipment to provide communication services. The certainty and availability of this equipment are very crucial, as is the waste management. Impact Communication equipment at the end of its life will become waste, so it needs to be managed. Commitment and Target • Waste reduction of up to 5 tons by 2030. • Reuse of modem devices with a growth of 15% by 2025. • Strive to reduce the amount of waste generated each year, and increase reduce, reuse, recycle (3R) waste. Policy and Strategy Telecommunication equipment material management is done by reducing the primary material, recycling, and reusing electronic waste.

42 PT TELKOM INDONESIA (PERSERO) TBK TELKOM SUSTAINABILITY SUSTAINABILITY REPORT 2023 Evaluation of Management Effectiveness • Electronic waste (e-waste) is handed over to a third party that has a processing license. • The number of integrated waste processing reaches 13 locations. • During 2023 there were no cases related to environmental pollution due to e-waste. • The number of reused modem devices reached 183,173 equivalent 0.32%. • Office waste reduction (paper, water, and electricity) reached 21%. • SIM card recycling reached 52,000 equivalent to 260 kg of waste. Excellent Service Essential to Manage As a service company in the telecommunications sector, excellent service is the key to the Company’s success in supporting economic performance. Impact Customers are Telkom’s priority, and we always want to provide them with the best experience. Excellent service can improve customer experience and growth which will then have a positive impact on financial and operational performance. Commitment and Target • TelkomGroup’s Net Promoter Score (NPS) is targeted to be at least 54 by the end of 2023. NPS measurement is a form of Telkom’s commitment to listen to the voice of the customer which is the basis for continuous improvement and customer experience efforts. • Net Promoter Score (NPS) for the Consumer segment (Telkomsel-Fixed) is targeted at 40 by the end of 2023. The target score grew 33.3% compared to the previous year’s achievement of 30. • Continue to improve customer experience with Net Promoter Improvement. Policy and Strategy Carry out preventive and proactive activities to prevent disruptions, provide after-sales guarantees, and provide the best service, including service delivery, service assurance, and measurement of service quality. Apart from that, we also made radical and comprehensive improvements, which included aspects of people, processes, systems, and tools. Evaluation of Management Effectiveness • The achievement of TelkomGroup’s NPS score in semester 2 of 2023 was 56 with an increase of 1 point from the achievement of the NPS score in semester 2 of 2022. • The achievement of the NPS score of the Consumer segment (Telkomsel-Fixed) in semester 2 of 2023 is 47 with an increase of 17 points from the achievement of the NPS score in semester 2 of 2022. • The technical disruption trend decreases by 1.13% from December 2022 to December 2023. • The average technical repair time is 6.18 hours in 2023.

PT TELKOM INDONESIA (PERSERO) TBK 43 PART/ 02. SUSTAINABILITY REPORT 2023 Employee and Community Engagement Essential to Manage Reliable and highly competent employees are the backbone of the Company in providing services to customers and running operations so that the Company ensures the fulfillment of talent acquisition according to the needs of workforce planning. Likewise, the community becomes part of the service targets that require education, and as beneficiaries of our services. Impact Companies with reliable human resources will find it easier to carry out business activities. Meanwhile, the existence of a growing and empowered community will support economic growth and become potential customers to support TelkomGroup’s performance growth. Commitment and Target • The number of beneficiaries of the MSE Development and Community Engagement and Empowerment programs grew by 10% each year. • The number of female employees in TelkomGroup will reach 32% in 2030. • The number of female employees at management level reaches 27% by 2030. • 1.5% of TelkomGroup disabled employees by 2030. • Digital inclusion with PaDi UMKM, Pijar Belajar, GOVTech. Policy and Strategy HR management at TelkomGroup refers to: 1. KD.28/PS560/SD M-20/2004 regarding Remuneration System. 2. PR.209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Dicipline. 3. PR.205.09/r.00/HK200/COP-A300000/2021 regarding Performance Management System. 4. PR.204.06/r.00/HK200/COP-A0300000/2022 regarding Talent Acquisition. 5. PR.206.03/r.01/HK250/COP-B020000/2022 regarding Learning and Development Management. 6. PR.207.26/r.00/HK200/COP-A0300000/2022 regarding Guidelines for Determining Income for Employees of Subsidiaries and Affiliates within the Scope of the TelkomGroup. 7. PR.208.07/r00/HK250/COP-A0300000/2022 regarding Career and Succession Management for Employees. TelkomGroup also supports the commitment of the Ministry of Manpower and the International Labor Organization (ILO) in realizing an Indonesia free of child labor and implementing gender equality and diversity. On the other hand, community involvement is carried out through social responsibility activities that refer to: 1. Directors Regulation No. PD.703.00/r.00/HK200/CDC-A1000000/2021, December 31, 2021, regarding Social and Environmental Responsibility Programs; 2. Director of Human Capital Management Regulation No. PR.703.01/r.00/ HK200/CDC-A1000000/2022 dated March 30, 2022, regarding Guidelines for the Operational Implementation of Social and Environmental Responsibility Programs.

44 PT TELKOM INDONESIA (PERSERO) TBK TELKOM SUSTAINABILITY SUSTAINABILITY REPORT 2023 Evaluation of Management Effectiveness • The number of employees was 7,469 as of the end of 2023. • The number of female employees in Telkom Parent is 2,760 people or 36.95%. • 829 people or 29.96% of female employees occupy managerial levels in Telkom Parent > Senior Management and Middle Management. • Employee engagement index 88.15% for Telkom Parent. • The MSE Development program benefited 21,935 communities and the Community Engagement and Empowerment program benefited 1,188 beneficiary communities. • The number of assisted partner MSEs is 11,180 assisted MSEs. • 2,900 active users of PaDi UMKM. • The number of employees with disabilities is 0.39%. Training and Education Essential to Manage Reliable human resources who are aware of the use of technology need to be supported by training and education so that the benefits of technology support productivity and prosperity. Research and development is also part of the need to provide high-quality services. Impact Adequate training and education programs will improve the quality of human resources and their productivity. Commitment and Target • 21.17% digital talent from total TelkomGroup employees until 2025. • 20% until 2025 conversion rate applies from Digistar Class participants (pre-nurturing employees). • Total training hours a year reached 11,019,700.80 hours, with average training per employee recorded at 65.16 hours a year. Policy and Strategy Training and education are included in the talent journey. On an ongoing basis, Telkom consistently runs training and education programs for employees in class, by self-learning, and by participating in external training. On the other hand, Telkom has Telkom Corporate University, which is an educational institution that the general public can access to develop education. Evaluation of Management Effectiveness • There were 5,580 employees who received training. • The average training hours per employee per year is 65.16 hours. • There are 19 institutions outside TelkomGroup that have used Telkom Corporate University services. • The number of Digital Talent reached 17.18%. • The number of Digistar Class participants who registered as Telkom employee candidates was 92 people from the target of 60 people.

PT TELKOM INDONESIA (PERSERO) TBK 45 PART/ 02. SUSTAINABILITY REPORT 2023 Compliance Essential to Manage As part of a SOE, compliance with all regulations is the basis for implementing good governance. Impact Compliance with regulations will expedite business activities and minimize operational and other risks, as well as enhance the Company’s image. Commitment and Target Compliance with regulations, laws and policies. Policy and Strategy Execute compliance related to licensing and Intellectual Property Rights. In addition, we ensure that the company complies with applicable regulations and laws by developing clear policies, procedures and guidelines. In addition, we also conduct compliance monitoring and reporting, as well as handling violations. Evaluation of Management Effectiveness In the last three years, TelkomGroup has complied with applicable regulations, laws and policies. In the last three years, there have been no sanctions or fines related to non-compliance imposed on TelkomGroup. Business Ethics Essential to Manage Good governance is the application of business ethics which is the basis of stakeholder trust and the Company’s reputation. Impact The impact of this topic is related to the Company’s integrity and image. Therefore, the Company requires all top management and Telkom personnel to comply with the anti-corruption policy. In addition, vendors and or other stakeholders who work together are also expected to support anti-corruption practices at Telkom. Commitment and Target There is zero tolerance for ethical violations and cases of corruption, graft, bribery or fraud. Policy and Strategy The Company has an anti-corruption policy that applies to all Telkom personnel without exception. To increase awareness of anti-corruption, periodic socialization, and awareness are carried out to all employees, which are also submitted in the monitoring and evaluation report to the Corruption Eradication Commission (KPK). TelkomGroup also runs a violation reporting system. In addition, TelkomGroup also implements the signing of integrity pacts, carries out gratification control, conducts ISO 37001:2016 Anti-Bribery Management System certification, and runs a whistleblowing system (WBS). Evaluation of Management Effectiveness • Action against all reports of corruption, gratuities, bribery, and fraud cases in accordance with applicable regulations. • Areas accessed by ISO 37001:2016 include Group Strategic Procurement, Human Capital Business Partner (Recruitment function), and Telkom Shared Service Center (Procurement Support & General Affair Unit, Network Procurement Operation, and IT & Others Procurement Operation). • Throughout 2023, the number of complaints submitted to the WBS was 184. The number of complaints that qualified for processing was 28. • There are no cases of corruption, gratification, bribery, or fraud.

46 PT TELKOM INDONESIA (PERSERO) TBK TELKOM SUSTAINABILITY SUSTAINABILITY REPORT 2023 Privacy and Data Security Essential to Manage For us, superior technology must be accompanied by trust and data security, and guarantees of customer data confidentiality as a form of ethical business. Impact The negative impact that needs to be managed from this topic is if there is a data leak or misuse by irresponsible parties. In addition, cybercrime also needs to be addressed. TelkomGroup always strengthens the security management system and improves cybersecurity. Commitment and Target • No data breaches. • Cybersecurity compliance and training. Policy and Strategy TelkomGroup has a management system and internal policies regarding data privacy and security. One of our commitments is to implement a data security management system that refers to ISO 27001 and has received certification which is valid until 2025. Evaluation of Management Effectiveness • There were no material complaints and/or data leakage incidents in the reporting period. • There was cyber security awareness training attended by 6,673 employees from all units.

PT TELKOM INDONESIA (PERSERO) TBK 47 PART/ 02. SUSTAINABILITY REPORT 2023

48 SUSTAINABILITY REPORT 2023 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTA I NABI L ITY RE P ORT 2023

PT Telkom Indonesi a (Persero) Tbk SUSTAINABILITY REPORT 2023 49 Part/ 03. Sustainability Performance 03.

SUSTAINABILITY PERFORMANCE

SUSTAINABILITY PERFORMANCE

Telkom has confirmed the sustainability pillar as the primary foundation for developing and implementing sustainability initiatives in the value chain. Telkom's sustainability performance achievements, including ESG and economic aspects, are expected to positively impact the company through sustainable business growth, added value for stakeholders, and support environmental conservation.

Environmental: Value for the Planet (Right Environmental Approach)


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

ECO-FRIENDLY WORK CULTURE

To build environmental awareness concern, Telkom implements an eco-friendly work culture. All employees are expected to participate so that this culture can have a positive impact on the environment and change the mindset to care more about environment. This is a manifestation of the implementation of Telkom Wellbeing which has been stated in PK.209.07.01/R.00/HK200/COP-A3000000/2022 regarding Telkom Wellbeing, where Environmental Wellbeing is one of the seven dimensions of Telkom Wellbeing. Not only employees, we also urge partners who carry out their activities in TelkomGroup operational area to support an eco-friendly work culture.

Some forms of activities that are implemented in the Company, namely:

1. Maximizing digitization and utilization of information technology systems to reduce paper usage.
2. Establish policies for the use and dissemination of information through online systems, such as online official memo, virtual meeting, shared files, online survey, and IT-based HR services.
3. Implementing a paperless system in sending invoice to customers.
4. The process of processing waste in several Telkom offices so that the waste can be recycled.
5. Implementing flexible working arrangement can be a form of reducing motor vehicle emission.

ENERGY AND EMISSIONS MANAGEMENT

Climate Strategy

The telecommunications sector is considered an industry with low pollution levels. However, Telkom active in carrying out initiatives to reduce its environmental footprint. We have implemented decarbonization initiatives, including energy reduction, energy management in data centers, waste management, resource efficiency, and using renewable energy sources to reduce carbon emissions.

To strengthen Telkom's commitment to support the government's target of achieving Net Zero Emissions (NZE) in 2060, Telkom designed a Climate Change Strategy framework that contains details of decarbonization activities. This framework was developed from Telkom's ESG Pillar - Right Environmental Approach.

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RIGHT PEOPLE
SERVICE EXCELLENCE
COMMUNITY EMPLOYEE ENGAGEMENT
TRAINING & EDUCATION
ESG
RIGHT ENVIRONMENT APPROACH
ENERGY MANAGEMENT & CLIMATE CHANGE
MATERIAL SOURCING & EFFICIENCY
RIGHT GOVERNANCE
COMPLIANCE
BUSINESS ETHICS
DATA PRIVACY & SECURITY
INTEGRATED GOVERNANCE
Green Data Center
Green BTS
E-waste Management
3R Initiatives
Decarbonization Goal
Net Zero
RISK MANAGEMENT

To achieve NZE, Telkom has set baselines and targets for reducing electrical energy consumption and fuel, as well as managing electronic waste, which can contribute to reducing GHG emissions.

Emission Reduction Targets

Telkom has recently implemented GHG emission reduction initiatives as part of climate risk mitigation. Through these initiatives, in 2023, the GHG emissions produced reach 1,724,335.18 tons of CO_2eq, a decrease of 7% compared to 2022.

As climate challenges strengthen, TelkomGroup is taking strategic steps to improve ESG risk management, especially in dealing with the issue of climate change. In 2023, TelkomGroup has begin identifying risks and opportunities related to climate change that can impact the Company. This aligns with TelkomGroup's efforts to continually create sustainable value for stakeholders by considering climate aspects when preparing the Company's business and operational strategies.

TelkomGroup identifies and groups risks and opportunities related to climate change into two categories, namely physical and transition risks. This grouping of risks and opportunities related to climate change refers to the International Financial Reporting Standards (IFRS) S2, developed from the Task Force on Climate-related Financial Disclosure (TCFD) recommendations. In each category, the Company identifies several risks and opportunities that have occurred or have the potential to happen, as in the table below. However, in this first process, the Company only conducted a detailed study using climate scenarios for only one risk for each category.

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 51

SUSTAINABILITY PERFORMANCE

Climate Related Risks and Opportunities Table [201-2]

Type		Risk (R)/Opportunity (O)
Physical	**Acutely** Due to extreme weather events	· Extreme rain/flooding [R]* · Cyclone [R] · Forest fires [R] · Heatwave [R]
	Chronic Due to long-term changes in climate patterns	· Temperature rise [R]* · Increased precipitation [R] · Sea level rise [R] · Water stress (due to drought) [R]
Transition	**Policy & legal** Due to changes in emission reduction regulations	· Increased carbon price [R/O]* · Changes in energy costs due to energy regulation [R]
	Technology Due to the adoption of technologies and innovations that support emission reduction	· Renewable energy [O]* · Low carbon/green ICT technology [O]
	Market Due to changes in market prices and demand for high-emission commodities, low-carbon services and products	· Material supply price change [R/O]* · Changes in consumer preferences [R/O]
	Reputation Due to shifting stakeholder perceptions and expectations of climate action	Reputation impact meets stakeholder expectations* [R/O]

* TelkomGroup understand that there are various other climate-related risks/opportunities that can affect the Company's business. The risks/opportunities presented in the table refer to climate-related risks and opportunities that will be analyzed in more depth in the analysis of climate scenarios in the current reporting period.

The results of this analysis are important for TelkomGroup to strengthen the Company's business resilience. In line with TelkomGroup's commitment to continue transforming sustainability efforts, Company is also carrying out systematic climate change mitigation and adaptation, as stated in TelkomGroup's ESG strategy.

Climate-related Disclosures Comply with International Standards

TelkomGroup is aware of stakeholders' aspirations and expectations regarding the increasing climate change issues. For this reason, TelkomGroup, for the first time, created the **2023 Telkom Indonesia Climate Risk Report**, which presents structured climate disclosures referring to IFRS S2, which was built from TCFD recommendations..

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GOVERNANCE
Processes, controls and procedures to manage, monitor and supervise climate-related risks and opportunities.
STRATEGY
Corporate strategies to manage climate-related risks and opportunities.
RISK MANAGEMENT
The process of identifying, assessing, prioritizing and monitoring climate-related risks and opportunities, including integration into the Company's risk management.
METRICS AND TARGETS
The Company's performance is related to climate-related risks and opportunities, as well as targets.

For further information regarding the 2023 Telkom Indonesia Climate Risk Report, you can see the Climate Risk report is submitted in a separate report, and can also be accessed on the ESG Menu in the Telkom Website https://www.telkom.co.id/sites/about-telkom/en_US.

Energy Management [302-1][302-2][302-3]

The most significant energy consumption in telecommunications industry is in data center, where electricity consumption for cooling the data center will be very large. Apart from that, for Telkom another significant energy use comes from fuel oil (BBM) consumption. In 2023, the Company recorded total energy usage reaching 7,308,845 GJ with the energy use reduction reach 708,878 GJ compared to 2022. Factors that influence fluctuations in energy consumption include a decrease in fuel consumption:

Energy Consumption

Energy Consumption	2023	2022	2021*
	GigaJoule (GJ)		
Electricity Consumption	7,062,896	7,523,271	7,099,544
Fuel Consumption	245,950	494,453	408,006
Total Energy Consumption	**7,308,845**	**8,017,723**	**7,507,550**

Remark :
* Restatement due to changes in electric meter conversion devices at Telin Hong Kong.

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 53

SUSTAINABILITY PERFORMANCE

In 2023, there was a decrease in electricity consumption by 6.1 % from the previous total consumption of 2,089,797,376 kWh in 2022 to 1,961,915,432. This decrease was caused by a significant reduction in consumption from BTS, starting to switch to energy-saving BTS and using EBT.

Electricity Consumption

Electricity Consumption	2023	2022	2021*
		kWh	
Fixed Network (STO)	282,953,999	286,640,402	280,779,670
Cellular Network (BTS)	1,477,828,063	1,644,933,633	1,555,857,416
Operational (Buildings)*	109,690,516	72,934,383	53,447,585
Data Center	91,442,854	85,288,958	82,010,821
· Data Center Telkom Data Ekosistem	87,008,410	81,251,380	73,964,687
· Data Center Telin di Hong Kong**	2,644,994	2,345,578	6,512,534
· Data Center Telin di Timor Leste	1,789,450	1,692,000	1,533,600
Total Electricity Consumption	**1,961,915,432**	**2,089,797,376**	**1,972,095,492**

Remark :
* Buildings which managed by Telkom Property.
** Restatement due to changes in electricity conversion measuring instruments at Telin Hongkong.

Most of our operational needs, including BTS, STO, data center and vehicle fleet, are accommodated using fuel oil (BBM). In 2023, TelkomGroup recorded fuel usage of 6,831,934 liters, an decrease of 50.3% compared to the previous year. This decrease was caused by the increase in the use of energy efficient BTS that use EBT.

Fuel Consumption

Fuel Consumption	2023	2022	2021*
		Liters	
Fixed Network (STO)	466,395	575,475	952,913
Cellular Network (BTS)	± 3,369,892	± 11,437,661	± 8,396,831
Operational Vehicle*	2,958,557	1,691,921	1,953,809
Telkom Data Ekosistem Data Center	31,090	17,735	19,954
Telin Data Center in Timor Leste	6,000	12,000	10,000
Total Fuel Consumption	**± 6,831,934**	**± 13,734,792**	**± 11,333,507**

Remark :
* Vehicle which managed by Telkom Property.

54 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PT Telkom Indonesi a (Persero) Tbk 55 Part/ 03. SUSTA I N ABILI TY R EPO RT 2023 Energy Reduction Initiative [302-4] Energy management is carried out to increase energy use efficiency every year, including Telkom’s initiative to optimize electrical energy. 1. Use of LED light and cooling system management in office buildings. 2. Use of reflective glass with a thickness of 6 mm in some office buildings thereby reducing incoming heat. 3. Using a lighting zoning scheme, namely differentiating the lighting ignition area as needed so as to save energy. 4. Implement lighting operating schedules and automatic devices to save electricity consumption without disturbing the comfort and safety of building users. 5. Using a collection of capacitors (capacitor bank) to optimize electricity use. 6. Educating employees to save energy. 7. Placing warning boards and stickers in various strategic locations to remind employees to save electricity and water. 8. Implementation of the Energy Management Workshop supporting Telkom’s Energy Efficiency Care Movement (GePEE). 9. Operational management of building mobilization equipment (Lifts) to control building occupant traffic hours. 10. Setting the office room temperature at 25o – 27o Celsius and changing the environmentally friendly refrigerant. 11. Implementation of a solar energy trial program at the Telkom Data Ekosistem. 12. Implement a containment system to separate cold and hot aisles in the data center so that cold and hot air do not mix so that the cooling system can be optimal and efficient. On the fixed network, efforts have been made to support energy reduction by means of: 1. Optimization of the conditioning device room system to increase the reliability of cooling system (AC) and electrical energy efficiency by using an inverter system that saves electricity consumption. 2. Revitalization of obsolete and inefficient devices with devices with efficiency levels greater than 90%. 3. Use of solar panel systems at 207 sites Telkomsel and 623 sites Mitratel. 4. Enhancement cooling system in the data center. In addition to electrical energy, we use energy from fuel oil (BBM). So far, Telkom has been trying to reduce fuel consumption through several initiatives, namely: 1. During STO operations, generator capacity optimization is carried out for efficiency in diesel fuel consumption by adjusting generator capacity to load capacity. 2. Use of energy efficient and environmentally friendly technology for BTS operations. 3. Build a Smart Energy Management Systems that aims to obtain energy saving opportunities in office buildings. 4. Utilizing renewable energy from rooftop solar power for some viable buildings. On the other hand, our Subsidiary, namely Telin is assessed periodically by an independent agency referring to ISO 50001:2018 and SS 564 Part-1:2013, manages data center energy use through several efforts, namely: 1. Use of Internet of Things (IoT) concept through sensor power for non-IT electronic, such as automatic light adjustment that is affected by time/hours. 2. Use of Diesel Rotary Uninterruptible Power Supply (DRUPS) technology for backup power sources (genset). This technology replaces the use of batteries which produce a lot of chemical effects on the environment. Green Data Center In TelkomGroup’s operational activities, it was identified that the most significant energy use came from data center management managed by our subsidiary, namely PT Telkom Data Ekosistem (NeutraDC). We reduce data center energy consumption by adjusting the temperature and humidity of cooling devices to maintain power usage effectiveness (PUE) at average and efficient levels. NeutraDC took the initiative to decarbonize through the Green Data Center program which includes several efforts, including: 1. Efficient cooling solutions realized through investments in innovative cooling technologies, such as direct-to-chip liquid cooling and discretionary cooling, to optimize energy use and minimize water consumption. 2. Implement AI-based energy management to increase energy efficiency and reduce operational costs. 3. Implement green building designs by ensuring infrastructure with minimal waste and energy efficiency.

SUSTAINABILITY PERFORMANCE

New and Renewable Energy Use [302-1][302-4] [TC-TL-130a.1]

Energy management is a strategic approach to achieving optimal efficiency in using energy resources and simultaneously reducing environmental impacts through reducing greenhouse gas (GHG) emissions. Since 2016, Telkom has utilized renewable energy sources, namely solar energy (solar cells) and (fuel cell) technology, in a managed BTS called Green BTS.

Utilization of Solar Cells

2023			2022
	830 sites **7,322.65 GJ**	**791** sites **6,103.65 GJ**	

Utilization of Fuel Cells

2023			2022
	25 sites **39.7 GJ**	**31** sites **55.3 GJ**	

Inventory of Emission Data [305-5]

Our emissions come from various TelkomGroup operational activities (electricity and fuel consumption). In 2023, TelkomGroup's operational activities has produce GHG emissions of 1,724,335.18 tons of CO_2eq, experiencing a decrease compared to the GHG emissions produced in the previous year. This reduction in GHG emissions occurred because it was influenced by reducing fuel consumption using energy-saving equipment sourced from EBT, especially at BTS.

GHG Emission Produced [305-1][305-2]

Description	2023	2022	2021*
	Ton CO_2eq		
Emission from Electricity Consumption	1,705,940.75	1,817,273.31	1,714,250.44
Emission from Fuel Consumption	18,394.43	36,825.69	30,407.57
Total Emission Generated	**1,724,335.18**	**1,854,099.00**	**1,744,658.01**

Remark :
* Restatement due to changes in electric meter conversion devices at Telin Hong Kong.

To balance the impact of emissions, we implement various efforts to reduce greenhouse gas emissions. These steps include multiple initiatives, such as implementing savings in electrical energy use, namely by using LED lights and energy-efficient HVAC systems in office buildings.

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WATER MANAGEMENT

To manage environmental impacts, we pay great attention to water use management in the office buildings in which we operate. In 2023, the volume of water use reach 1,518,789m3, an increase of 3% from the previous year. This change was caused by the rise in the number of occupants in several buildings and the boiling weather factor of El Nino globally throughout 2023.

Water Consumption [303-5]

Description	2023	2022	2021*
	m³		
Water Consumption*	1,518,789	1,472,761	1,327,897

Remark : * The source of water consumed comes from Perusahaan Daerah Air Minum (PDAM) or Regional Drinking Water Company and data presented comes from buildings managed by Telkom Property.

TelkomGroup also educates employees about responsible water use as part of its environmental commitment. We also implement water conservation initiatives to support our commitment to the environment. For example, we carry out wastewater recycling management, namely using condensation wastewater from Air Handling Unit (AHU) as a medium for air conditioning and watering plants in the building yard.

BIODIVERSITY PRESERVATION

Telkom's active in efforts to preserve biodiversity as part of environmental responsibility, even though Telkom does not have operational areas in conservation areas. By collaborating closely with related institutions and communities, the company emphasizes its commitment to protecting the environment and contributing positively to maintaining the balance of the surrounding ecosystem. [304-1]

In 2023, a series of initiatives related to biodiversity were carried out, including:

1. Planting 45,500 mangrove trees on an area of 45 ha.
2. Rehabilitation of 3,920 coral reefs at 3 location points.
3. Planting 62,150 trees in 10 locations.
4. Synergy of environmental care programs with 83 communities from the public, residents around conservation areas, members of nature lovers, environmental organizations, and representatives of Telkom employees.

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 57

SUSTAINABILITY PERFORMANCE

WASTE MANAGEMENT [306-2]

Electronic devices, packaging, and paper are solid wastes our operations generate. A series of programs and ongoing efforts have been used consistently to manage waste by providing some waste to external parties for them to managed. TelkomGroup provides solid waste (organic and non-organic) to the local government Cleaning Service, while solid electronic waste is handed over to third parties with management permits.

In 2023, TelkomGroup recorded waste generated at 108,556.6 tons, increasing 342.6 ton from the previous year. IThe increase may occur due to the company can increase the device's efficiency to increase the number of customers.

B3 and Non-B3 Waste [306-3]

Description	2023	2022	2021*
	ton		
E-waste	20.7	18.1	15
Non-E-waste	108,535.9	108,195.9	106,931.2
Total Waste	**108,556.6**	**108,214.0**	**106,946.2**

In our operations, electronic waste (e-waste) is obsolete customer devices. Telkom has carried out product end-of-life management for IT hardware such as computers, servers, and routers, including in Customer Premises Equipment (CPE). Devices that are still usable were kept as temporary replacements or emergency backups. The device was stored pending a management decision if it cannot be used. In addition, Telkom actively filters and repairs electronic waste so that it can be used as an educational resource for people in need. [TC-TL-440a.1]

Withdrawn CPE and Its Management

Type	Unit	Method	2023	2022	2021
Modem (ONT)	Unit	Reuse Utilization	183,173 unit	278,776 unit	427,900 unit

Another effort to reduce the generation of solid waste from product is to reduce the size of the physical card to 3-in-1 for new SIM card starter pack and physical voucher. Meanwhile, through Go Digital Channel program, Telkom changed physical voucher to electronic ones to reduce waste generation. In addition, this program not reduce the solid waste of physical voucher but also support the reduction of printing, logistic/storage, and distribution cost.

In order to reduce the use of materials that can only be used once, Telkom switched to using applications, while the features provided by Telkom are tailored to customer needs. Telkom also launched the Eduvice program to increase public awareness about overcoming climate change. This program asks employees to put personal electronic waste in the main office's electronics box to reduce electronic waste. This waste is processed into value-added goods by waste management partners. Telkom also teaches vocational school students to repair electronic devices and reduce waste.

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Distribution of Eduvice

	2023	2022
Eduvice device	**71 Eduvice** device	**191 Eduvice** device
Beneficiary group	**10 beneficiary** group	**12 beneficiary** group

ENVIRONMENTAL INITIATIVES INVOLVING EXTERNAL PARTIES

TelkomGroup's commitment to preserving the environment and realizing climate resilience is not only carried out within the operational scope. Through implementing social and environmental responsibility programs, we involve stakeholders in environmental conservation actions.

Bresih Program

Telkom runs the Bresih Program in Tuksongo Village, Magelang, Central Java. The action carried out in this program is providing waste management training. Through this program, now the people of Tuksongo Village are actively sorting waste independently so that it is then processed and handed over to the waste bank. The average amount of waste collected per day is around 825 kg, which means we can reduce the GHG emissions by around 0.24 tons CO_2eq from waste.

Tuksongo Village Integrated Waste Management

Telkom collaborated with the Tuksongo village community carrying out waste management using recycling methods. A total of 700 kg was recycled into liquid fertilizer, biogas, and magot. The potential for reducing GHG emissions from this program is 0.24 tons CO_2eq. Telkom also assisted with disposal facilities and waste shredding machines at 14 locations across 7 provinces.

PT TELKOM INDONESIA (PERSERO) TBK

SUSTAINABILITY REPORT 2023 59

SUSTAINABILITY PERFORMANCE

SOCIAL: VALUE FOR THE PEOPLE (RIGHT PEOPLE)

CUSTOMER AS MAIN PRIORITY

Motto "EXIST", is the spirit that underlies every step we take in developing our business and providing the best for customers. We are committed to ensuring customer satisfaction by providing products and services that provide solutions for them, as well as maintaining service quality standards to provide an optimal customer experience. Apart from that, we also continuously develop products and services that can contribute positively to ESG aspects.

Number of Telkom Product Users [TC-TL-000.A, TC-TL-000.B, TC-TL-000.C]

Consumer

Fixed voice, fixed broadband, IP-TV, and digital services.

- 10.049 million IndiHome fixed broadband customers

Mobile

Cellular legacy services (voice and SMS), mobile broadband, as well as mobile digital services including IoT, big data, financial services, VOD, music, gaming, and digital advertisement.

- 159.3 million cellular customers
- 151.8 million prepaid customers
- 7.5 million postpaid customers
- 127.1 million mobile broadband customers

Enterprise

ICT and platform services that include connectivity, IT services and cloud, business process outsourcing, devices, satellite business, digital services and adjacent services, such as e-health services and ATM management.

- 524 Groups of SOEs, MOCs, and Public Service Agencies customers
- 618,854 MSEs customers
- 1,694 Private customers
- 714 Government Institution customers

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Wholesale & International Business

Domestic and international wholesale traffic, network, and digital platform and services as well as tower, data center, and managed infrastructure and network.

7 other licensed operator (OLO) customers	26 transponder & closed user group customers
382 internet service provider customers	593 global partner customers

Others

Digital services such as digital platform, digital content, e-commerce for B2B, and property management in view to fully utilize Telkom's property assets throughout Indonesia.

17.7 million
active users of digital music (RBT, music streaming, and Langit Musik)

15.6 million
paid users of digital games

10.5 million
paid users of digital edutainment (OTT Video)

Telkom carries out business development with a customer-oriented focus. From the planning stage to launch, we ensure that each product not only meets quality standards, but also has a positive impact on our customers' daily lives. By embracing technological advances and armed with a deep understanding of local needs, TelkomGroup will continue to develop innovative solutions that can respond to the development and acceleration of digital telecommunications.

Telkom always ensures that the product marketed have been checked and gone through a safety evaluation process for use and the wider community. The electronic device accompanying our product and service have also met the requirement that apply in Indonesia regarding a proper level of security for customer. In addition to aspect of product and service safety, TelkomGroup runs Telkom Integrated Quality Assurance (TIQA) program as a form of guarantee for product and service to consumer. TIQA provides after-sales guarantee and implement customer service policies that focus on service delivery, service assurance, and measuring service quality. Until now, there have been no product recall for reason of security risk that could harm consumer.

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Creating the Best Service Experience

Creating the best service experience has become the main key for TelkomGroup in its efforts to maintain customer satisfaction. We are fully aware that positive experiences in interacting with our services can shape customers' opinions of our company. Therefore, we have focused our efforts on providing customers with a memorable experience, from the first time they come into contact with us through every subsequent interaction.

Before a customer files a complaint, we have implemented corrective measures aimed at reducing incidents of disruption, speeding up the problem resolution process, and preventing recurrence of the problem. Efforts are made by:

Proactive

namely repairing or solving problem before customers feel disturbed (report) by utilizing Big Data.

Preventive

namely minimizing the potential for interference from the start of several indications that appear.

Predictive

namely preventing interference from design and with the utilization of Big Data, Artificial Intelligence, and Robotic Process Automation(RPA).

We continually improve services to customers is also realized through various programs that was designed to improve service quality on an ongoing basis. Every program created is directed at supporting the customer experience in various aspects of interaction with us. From increased technical support to easier access to information, we strive to ensure that each of these programs can provide significant added value for our customers.

Telkom Customer Service Program

Preventive and Proactive

namely efforts to prevent disruption that occur to customer through preventive and proactive activities so that any potential disruption can be followed up before the customer report.

After-sales warranty

which is a program implemented to ensure compliance with after-sales service standard.

Customer Service

- Service Delivery
- Service Assurance
- Measurement of Service Quality using Service Quality Index

Download Speed [TC-TL-520a.2]

Customer satisfaction is influenced by their experience using our products and services, one of which is related to internet speed. We strive to provide a stable and fast internet network. The following is Telkom's average internet speed data:

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Average Download Speed

Description	2023	2022	2021*
	Megabits per second (Mbps)		
Telkom Server	33.38	28.09	23.60
All Server	31.43	25.79	21.88
All Server (Exclude Telkom)	28.88	22.37	19.82

Network Interruption Management

Generally, the disruptions we constantly handle cover various aspects, such as network quality In dealing with these various types of disruptions, we have developed a holistic and sustainable approach to ensure smooth service for customers. In 2023, there were fluctuations in the percentage of disruptions that affect customer comfort due to various factors including mass disturbance. In addition, the average time required to resolve this problem is around 6.18 hours.

Disruption Trend [TC-TL-000.D]

Description	2023	2022	2021*
	Disturbed Customer		
Q Disruptions(*)	2.88	3.59	5.12

Remark :
(*) Q disruptions represent the number of disrupted customers per 100 customers in a 30 day measurement period.

Mean Time to Repair

Description	2023	2022	2021*
	Hour		
Mean Time to Repair	6.18	6.2	8.5

We continually improve the customer experience on an ongoing basis, one of the efforts being made is to seek customer feedback and then act on it actively. We are carrying out continuous improvement through the Close-the-loop Program, by caring for and solving customer pain point/negative voice of customer to improve customer experience (Corrective).

In addition, we strive to improve the quality of company interaction with customers on an ongoing basis through digital touch point, namely myIndiHome (for Consumer segment), MyCarrier (for Wholesale segment), and MyTEnS (for Enterprise segment). This step aims to ensure that our customers have better access to our services and interact more efficiently with them.

Measuring Net Promoter Score (NPS) and Handling Customer Complaints

Telkom adopted the Net Promoter Score (NPS) metric to get an accurate picture of customer voice at any given time. These NPS results provide valuable feedback that guides continuous improvement in our customer experience and ensures that the improvement steps we take are aligned with customer needs.

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NPS TelkomGroup 2022-2023

Customer Experience	2023		2022	
Net Promoter Score	2H 2023	1H 2023	2H 2022	1H 2022
Telkom	56	57	55	51
Point Increase	-1	2	4	2

NPS Consumer 2022-2023

Customer Experience	2023		2022	
Net Promoter Score	2H 2023	1H 2023	2H 2022	1H 2022
Telkom (Consumer)	47	35	30	26
Point Increase	12	5	4	3

NPS Enterprise 2022-2023

Customer Experience	2023		2022	
Net Promoter Score	2H 2023	1H 2023	2H 2022	1H 2022
Telkom (Enterprise)	65	73	66	65
Point Increase	-8	7	1	5

NPS Wholesale 2022-2023

Customer Experience	2023	2022
Net Promoter Score		
Telkom (Wholesale)	73	64
Point Increase	9	9

NPS Mobile (Telkomsel-Mobile) 2022-2023

Customer Experience	2023		2022	
Net Promoter Score	2H 2023	1H 2023	2H 2022	1H 2022
Mobile (Telkomsel-Mobile)	49	53	54	50
Point Increase	-4	-1	4	1

On the other hand, we are available around the clock (24/7) to serve our customers, allowing them to raise complaints or questions at any time. TelkomGroup has provided a complaint channel tailored to user needs. In this regard, we carefully accommodate users with a variety of methods to convey their feedback.

Mobile customer complaints, can be submitted via:

Telkomsel Virtual Assistant at tsel.me/veronika
Twitter & Instagram @telkomsel
e-mail: cs@telkomsel.co.id

Call center "Caroline" on number:

- 188 (24 hours x 7 days) for postpaid (free) and prepaid (Rp300) subscribers
- +628110000333 from Overseas
- Nearest GraPARI

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Individual customer complaints, can be submitted via:

Application	: myIndiHome.
Social Media	: @IndiHome (Twitter), @IndiHome (Instagram), IndiHome (Facebook).
Complaint Facility	: via web chat di www.indihome.co.id
e-mail	: customercare@telkom.co.id
Call Center	: 147
Telkom Plasa	

Corporate customer complaints, can be submitted via:

MSME Customers	Corporate Customers And Government Institutions	Wholesale And International Customers
0800-1835566 dan e-mail: tele-am@telkom.co.id Social Media: @Smart_Bisnis (Twitter) dan Smartbisnis (Facebook)	08001 Telkom atau 08001035566 e-mail: c4@telkom.co.id Social Media: @TelkomSolution (Twitter) dan TelkomSolutionID (Facebook)	OLO Care Center: 0800-1444-777 e-mail: occ@telkom.co.id LinkedIn: Telkom DWS Official Facebook: @dwstelkom @neucentrix Instagram: @dws_tekom @neucentrix Twitter: @neucentrix

Customer Satisfaction Survey

We continue to strive to collect feedback from customers regarding the services we have provided through this means. We carry out this step annually as part of our commitment to maintaining service quality and better understanding our customers' needs.

Customer Satisfaction Survey

Customer Satisfaction and Loyalty Survey (CSLS)	2023	2022	2021
	%		
Consumer**			
Customer Satisfaction Index (CSI)	7.46*	89.97	89.38
Enterprise			
Customer Satisfaction Index (CSI)	94.90	97.70	97.90
Customer Loyalty Index (CLI)	90.40	95.10	94.30
Customer Dissatisfaction Index (CDI)	0.50	0.90	0.40
Wholesale			
Customer Satisfaction Index (CSI)	91.52	87.33	83.4
Customer Loyalty Index (CLI)	77.69	87.14	83.1
Customer Dissatisfaction Index (CDI)	1.09	0.0	0.60
Mobile			
Customer Satisfaction Index (CSI)	7.57*	7.56*	7.53*

Remarks:
* 1-10 scale.
** There were a change in the assessment method in 2023.

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HUMAN RESOURCES MANAGEMENT

Human resources (HR) have a significant role in business continuity and long-term growth. To build quality human resources, we carry out employment practice based on international business regulation and norm. At the end of 2023 period, TelkomGroup was recorded as having 23,064 employees, consisting of 7,469 employees from parent company and 15,595 employees from Subsidiary companies, with 99% or 22,863 from the total of TelkomGroup employees located in Indonesia and 1% or 201 employees located outside country.

Number of Telkom' Employees 2023 per Category

Description	2023	2022	2021
	people		
Employee Based on Gender			
Men	4,709	5,887	5,996
Women	2,760	3,032	2,793
Total	**7,469**	**8,919**	**8,789**
Employee Based on Age			
Age > 45 years old	3,075	3,941	4,295
Age range 30 - 45 years old	2,269	2,408	2,069
Age < 30 years old	2,125	2,570	2,425
Total	**7,469**	**8,919**	**8,789**
Employee Based on Education Level			
Pre College	779	1,036	1,141
Diploma	437	607	666
Bachelor	4,628	5,485	5,205
Postgraduate	1,625	1,791	1,777
Total	**7,469**	**8,919**	**8,789**
Employee Based on Employment Status			
Permanent Employee	6,960	8,173	8,073
Professional	299	404	410
Rehire	-	284	252
Retirement Preparation Period	84	37	33
Study Assignment	126	21	21
Total	**7,469**	**8,919**	**8,789**
Employee Based on Position			
Senior Management	122	139	136
Middle Management	2,645	2,994	2,988
Supervisor	3,653	4,436	4,434
Others	1,049	1,350	1,231
Total	**7,469**	**8,919**	**8,789**

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Employee Turnover [401-1]

In 2023, Telkom recorded an employee turnover rate of 6.81%, higher than last year of 5.94%. From these numbers, employee retention at TelkomGroup is higher cause:

Employee Turnover

Description	2023	2022	2021
Total of Telkom employees	7,469	8,919	8,789
Total of employee turnover	509	530	1,150
Job transfer by choice	12	56	55
Become a Director of SOE or Government official	0	1	2
Discipline violations	1	1	6
Retired	475	436	1,022
Pass away	21	36	65
Percentage of Turnover (%)	6.81	5.94	13.08

Employee Turnover by Age and Gender

Description	2023		2022		2021	
	Men	Women	Men	Women	Men	Women
Age < 30 years old	5	2	14	19	27	7
Age range 30-50 years old	9	4	22	14	15	16
Age > 50 years old	437	52	398	63	932	153
Sub Total	**451**	**58**	**434**	**96**	**974**	**176**
Total	**509**		**530**		**1,150**	

Diversity, Equality, and Equal Opportunity

From recruitment to retirement, Telkom provides equal opportunities to all employees regardless of ethnicity, religion, race, social status, and gender. Therefore, Telkom strives to develop a comfortable working environment for women and men, including employees with disabilities. Telkom has a Collective Labor Agreement (CLA) that regulates the rights and obligations of all (100%) Telkom employees.

TelkomGroup provides opportunities for all Indonesian citizens (WNI) to have career at Telkom. There is no child labor or forced labor at Telkom. The minimum age for Telkom employees is 18 years. In 2023, Telkom hired 52 women and 64 men as new employees.

Recruitment of Employees by Age and Gender of Telkom [401-1]

Description	2023		2022		2021	
	Men	Women	Men	Women	Men	Women
Age range 18-25 years old	22	31	128	190	228	270
Age range 26-30 years old	23	13	147	112	74	35
Age > 30 years old	19	8	10	9	0	0
Sub Total	**64**	**52**	**285**	**311**	**302**	**305**
Total	**116**		**596**		**607**	

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We also provide opportunities for people with disabilities to work at TelkomGroup. We collaborate with the Education Fund Management Institute (LPDP) and several universities in recruiting employees with disabilities. Until the end of 2023, TelkomGroup has 19 employees with disabilities consisting of 68% men and 32% women employees. Employees with disabilities who work at TelkomGroup consist of the physically impaired, deaf, blind, and speech impaired who are placed in call center, admin, finance and human capital, sales, teaching, network access, planning and performance, IT platform, and digital business.

Number of Disabled Employees

Description	2023	2022	2021
	people		
Employee Based on Gender			
Men	13	6	3
Women	6	5	3
Total	**19**	**11**	**6**
Employee Based on Age			
Age <25 years old	4	2	2
Age range26 - 40 years old	14	8	3
Age> 40 years old	1	1	1
Total	**19**	**11**	**6**
Employee Based on Employment Status			
Permanent Employee	19	11	6
Contract Employee	0	0	0
Total	**19**	**11**	**6**

TARGET 2023
0.43%

Disabled Employees by 2023
Realization: **0.39%**

For diversity, especially at the managerial level, we have 4,709 male employees and 2,760 female employees, which are as many as 829 female employees and 1,938 male employees occupy managerial positions.

Number of Employees by Managerial Position and Gender of Telkom [405-1]

Description	2023		2022		2021	
	Men	Women	Men	Women	Men	Women
Band I	104	18	126	13	126	10
Band II	480	79	549	88	550	79
Band III	1,354	732	1,602	755	1,684	675
Sub Total	**1,938**	**829**	**2,277**	**856**	**2,360**	**764**
Total	**2,767**		**3,133**		**3,124**	

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Work Time

Telkom provides flexible working arrangements, or what is called Flexible Working Arrangement/FWA, which consists of Working from Anywhere (WFA), Working from Office (WFO), and Hybrid (WFO-WFA). A slightly different term is Working from Anywhere (WFA), which is the implementation of an employee's way of working approved by the superior, consisting of the employee's residence or other location within a 50 km radius from the main office in the work location area.

In accordance with statutory regulations, FWA's working hours are a maximum of eight hours per day, and they are equipped with flexibility in starting work times. The success of FWA is supported by the availability of the HC Super Apps information system, which can be monitored directly by superiors to monitor work productivity and employee discipline.

Remuneration [401-2] [405-2]

We provide remuneration for all employees using the 3P + 1L principle, namely pay for the person (according to required competencies), pay for the position (according to the level of responsibility and accountability), pay for performance (according to performance in achieving targets, including ESG performance achievements), and pay for location (according to the city of work location). Therefore, employee remuneration at the lowest to senior management level is the same for male and female employees. In accordance with the pay-for-location principle, remuneration refers to the Provincial Minimum Wage (UMP) regulations. The provision of employee remuneration at the lowest level is above the UMP.

Leave Rights

We provide employees with 12 days of annual leave. We also offer parental leave, which includes 7 days of paid paternity leave and 3 months of paid maternity leave for women employees, which can be taken before and after childbirth. Additionally, there is a 45-day leave for performing Hajj, a long leave every 3 years for up to 45 days, and a maximum of 7 days for urgent reasons.

Parental Leaves [401-3]

Description	2023	
	Men	Women
Employees who are entitled to parental leave	3,902	1,810
Employees taking parental leave	90	174
Employees returning to work after parental leave	90	145

Employee Performance Measurement [404-3]

Every year, employees take part in an individual performance measurement and assessment process. Performance measurement and assessment at Telkom is carried out using 2 (two) methodologies, namely:

1. Hybrid KPI-OKR, as a method used to calculate Individual Performance Values (NKI) based on the achievement of Objective & Key Results (OKR) in line with the Key Performance Indicator (KPI) unit; And
2. Competency & Behavior Appraisal (CBA) as a method used to assess the Competency (Leadership and Technical) and Work Behavior of each Employee through Multi-rater Assessment (360° feedback), Supervisor Assessment, Knowledge Test, and other relevant parameters.

The results of the Performance Measurement in the form of Individual Performance Values (NKI), Competency Values, and Work Behavior Values for each employee are used to manage Human Capital such as career, competency development, and giving rewards in the Company.

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 69

70 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 Pension Program [201-3, 404-2] The pension program applies to all permanent employees at TelkomGroup. TelkomGroup includes its employees in the Defined Benefit Pension Program (PPMP) for employees who joined Telkom before July 1, 2002, and the Defined Contribution Pension Program (PPIP) for employees who joined after July 1, 2002. These two programs do not apply to Directors. Employee contribution to the PPMP program is 18% (8.4% before March 2003). Until the end of 2023, Telkom’s contribution to PPMP is Rp 1,635 billion. Meanwhile, PPIP is managed by the Financial Institution Pension Fund (DPLK), with the provision that the Company’s contribution to DPLK is calculated based on a certain percentage of employee salaries. The Company’s contribution to PPIP to DPLK for 2023 is Rp50 billion. Telkom also provides retirement training. The training programs offered are related to psychological, spiritual, and welfare programs according to needs, as well as workshops with functional themes for employees entering retirement. In 2023, there were 687 employees participating in retirement training. Apart from retirement training, 2 batches of financial planning for millennials were also held with 139 employees participating, namely training for employees with a maximum age of 35 years as a form of preparation for retirement readiness from a financial perspective, which cannot be fulfilled instantly (retirement awareness from an financial perspective. Freedom of Opinion Telkom guarantees freedom of opinion and association for all employees. Until the end of 2023, there were 5 workers’ unions as a forum for aspirations for employees, namely: 1. Serikat Karyawan Telkom Indonesia (SEKAR TELKOM); 2. Serikat Pekerja Telkomsel (SEPAKAT); 3. Serikat Pekerja Infomedia Nusantara (SPIN); 4. Serikat Pekerja Metra Digital Media (Serikat Pekerja Digital or SPMD); and 5. Serikat Karyawan Graha Sarana Duta (Serikat Pekerja Graha Sarana Duta or SKATA). Other media that can be used by employee to express their opinion, criticism, and suggestion to the company, namely e-mail, telephone, message via WhatsApp Chat, and Telegram. Facilities We are committed to equality for both female and male employees and disabled and non-disabled employees. Telkom has issued a Respectful Workplace (RWP) policy, which shows the Company’s commitment to providing a harmonious, respectful workplace that protects human dignity, free from discrimination, violence, and harassment. This is also supported by special facilities provided for disabled and female employees so that they can keep their activities within the TelkomGroup environment. Telkom offices are equipped with several facilities to support the work of disabled employees, such as lift access, room entry access, workspace access, roads & parking. We also provide transfer rights at your request (APS) or job transfer by choice to join and live in the same city as your family without resigning. Apart from that, we also provide several facilities such as child care facilities, namely Telkom Daycare and a lactation room, which support calm work for employees of productive age.

PART/ 03.





In 2023, Telkom Daycare has become the first daycare facility in Indonesia to be awarded the highest rating of *Taman Asuh Ceria Anak* (TARA) certification by the Ministry of Women's Empowerment and Child Protection of the Republic of Indonesia (KemenPPPA RI).

Employee Competency Development
[404-1, 404-2]

Telkom involves its employees in a competency improvement program on an ongoing basis every year. All levels of positions, both female and male employees, can implement this program—increasing competency using e-learning systems. The modules in the e-learning system are regularly updated according to the needs of employees and the Company. Telkom also has a knowledge repository that employees can access to improve the independent learning system.

Apart from that, competency development is also realized in workshops held internally involving external institutions and professionals. Telkom also sends its employees to attend external seminars by government institutions and private parties.

In 2023, Telkom spent Rp186 billion for employee training activities. 5,580 employees participate in various trainings with 1,019,700.80 hours of training a year. The total training hours for the Telkom Parent employee category is 864,573.6 hours and for the Subsidiaries category, 154,947.2 hours. The average training hours per employee was recorded at 65.16 hours.

Telkom Employee Training Data Based on Gender [404-1]

Description	2023		2022		2021	
	Men	Women	Men	Women	Men	Women
Certification Training	549	313	620	334	954	1,077
Leadership Development Program	140	51	428	231	659	331
Regular Training	2,870	1657	7,216	3,886	11,102	4,896
Total	**3,559**	**2,021**	**8,264**	**4,451**	**8,990**	**6,304**

In 2023, Telkom involved the Board of Directors and Board of Commissioners in training related to sustainability aspects, with the topic 5 Bold Moves Upskill and Reskill.

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72 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 Education Priority Program Telkom has a scholarship program for its employees who wish to continue their education at the master’s and/ or doctoral level through the Great People Scholarship Program (GPSP). The company provides this long-term program to retain employees. In 2023, 98 employees continued their education abroad, and no employees continued their education at domestic universities. Digital Talent Readiness [404-2] Currently, we are in an era of rapid technological development. Therefore, adequate digital talent is needed in terms of competency and number. Telkom has a Digital Talent Readiness program that develops employees’ digital capabilities. Capability development is carried out by developing soft skills related to Digital Mindset and behavior and technical skills through innovation programs, digital project-based, and certification related to digital skill needs. Apart from that, TelkomGroup is also developing a program so digital talent can transfer knowledge. Until the end of 2023, Telkom has digital talent of 4,033 people or 17.18% of total employees. The digital talent figure reaches 109% of the digital talent targeted in 2023, namely 3,700 people. In the future, Telkom is targeting digital talent by 2026 to reach 5,722 people. Not only internally, Telkom is also trying to encourage the growth of digital talent in Indonesia. Telkom has a digital learning platform that all BUMN, namely Pijar Mahir, can access. This platform is also a form of Telkom’s support for the BUMN Ministry’s efforts to develop a global standard digital ecosystem and talent within the BUMN environment. Through Pijar Mahir, digital skills can access learning materials through videos, reading materials, quizzes, and others. This collaboration hopes to create 200,000 SOE digital talents by 2024. Digistar Digistar is another effort from Telkom to prepare digital talent. Digistar forms and develops future digital talent, so they are ready to enter the world of work while closing the gap between the number of digital skills and industry needs. Through the Digistar program, Telkom incubates young talents with big ambitions and extensive knowledge, such as self-growth abilities, leadership, and technical experience, while introducing the work environment at Telkom. Digistar is aimed at students, fresh graduates, and job seekers, with five subprograms, including: 1. Digistar ClassProgram intensive mentoring; 2. Digistar CommunityProgram partnership 3. Digistar InternshipProgram magang 4. Digistar ConnectProgram 5. Digistar StoryKanal Achievement 1000+ Digistar Class Alumni 1300+ Digital Talent 50+ Mentor Experts 10 Digistar Icon Implementation of Occupational Safety and Health Management System (OSHMS) Telkom has an occupational safety and health management system (SMK3) that covers all (100%) employees, vendors, and stakeholders in operational areas. The implementation of SMK3 refers to Directors’ Decree No. 37 of 2010 regarding Company Security and Safety Management Policy dated 26 October 2010 (KD No.37/2010). The OSH aspect is also in PKB VIII article 51: “Telkom is obliged to organize occupational safety and health programs in accordance with applicable laws and regulations.” Throughout 2023, all regional office areas and telecommunication area offices (Witel) have been certified Golden Flag by the Ministry of Manpower of the Republic of Indonesia. [403-1, 403-8]

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Hazard Identification and Incident Reporting [403-2, 403-9, 403-10]

The first step in implementing OSH is identifying high-risk work types. At Telkom, these jobs include:

1. Work at height;
2. Work at risk of high voltage;
3. Work at ground tank;
4. Work at manhole; and
5. Work at optical splicing.

TelkomGroup identified several Occupational Diseases, including:



Physical

Electrocuted, noise, dim lighting and ergonomic factor that can cause physical fatigue, muscle pain, bone deformity, changes in shape due to the position of the chair and table when used do not meet ergonomic requirement.



Infection

Contracted from Corona virus through office or workplace.



Chemical

Daily chemicals (eg: floor cleaners) that can cause skin diseases such as dermatitis, common in Telkom Party.



Psychological

Lack of work-life balance. Severe and continuous work demands can cause burnout or mentally exhausted.

To mitigate the risk of, Telkom Parent, periodically monitors and evaluates the implementation of OSH. Apart from that, Telkom also has security and safety procedures and guidelines and an extensive operations manual with detailed guidance on security protocols, especially at project and tower sites. Other efforts to mitigate the risk of accident incidents include carrying out Safe Work Readiness Check Lists and Safety Talks, HSE Patrols, and Management Visits. We also ensure that our vendors have OSH certification and comply with applicable laws. [403-7]

The incident reporting mechanism refers to KD No. 37/2010, and anyone who sees unsafe conditions can report it to the Security and Safety Unit at the regional or head office. The following table is data of work accidents during 2023 at Telkom Akses, one of our subsidiaries.

Work Accident Data at Telkom Akses [403-9]

Category	2023
Lost Time Injuries	90
Fatality	1
Total	**91**

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OSH Facilities [403-3, 403-6]

Telkom also pays attention to employee health at work. Realized by providing health facilities, as stated in the Resolution of the Board of the Director of Human Capital & General Affairs of the Company (Persero) KR.08/PS600/COP-B0012000/2008 regarding Guidelines for Implementing Health Services for Employees and Their Families. The health facilities provided are:

1. General and dental polyclinic;
2. Fitness center;
3. Lactation room;
4. Basic life support simulation room; and
5. Midwifery check-up.

In addition, Telkom has Yayasan Kesehatan (YAKES) or health foundation to manage employee's health. YAKES is responsible for planning, controlling and maintaining employee's health, retirees and families, organizing polyclinics in head office, counseling, physical promotive, as well as company hygiene and work safety.

Training Related to OSH [403-4, 403-5]

Telkom regularly provides OSH training to employees to reduce the risk of work accidents and increase awareness and skills related to OSH.

OSH Training Data in 2023

Type of Training	Number of Employees	Number of Training Hours
General OSH Expert	65	4
OSH Firefighter Type D	39	3
OSHMS Auditor Certification	14	2
Total	**118**	**9**

To increase employee awareness and partner within TelkomGroup environment on the importance of OSH, we always communicate OSH aspect on various occasions. TelkomGroup also seeks to instill OSH into corporate culture. Communication, socialization, and OSH consultation activities are realized through the following programs:

1. Safety Talk;
2. Safety Risk Observation Round (SROT);
3. Check list for working readiness;
4. Management Visit;
5. HSE Patrol;
6. HSE Training;
7. Manufacture and Installation of HSE Signs;
8. HSE Team Meeting;
9. Basic Life Support (BLS); and
10. Formation of Emergency Response Team.

74 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PART/ 03.

Employee Feedback Management [406-1]

TelkomGroup provides a channel for employees to offer opinions, suggestions, criticism, and complaints via:

HC Help Desk	HC Wiki	With-U
1. E-mail-in service hr_helpdesk@telkom.co.id 2. Phone-in service to number 1500305 3. Chat-in via WhatsApp to number 08111-900-305 4. Telegram @hchelpdesk_bot	Search engine service to find information about employment and Telkom's human capital policy catalog.	Counseling services regarding personal issues, performance, and general issues. Employees can schedule the counseling through HC Helpdesk and carry it out via 1on1 video conference.

During 2023, there were 32.346 incoming feedback. Most complaints received are related to Administrative and Service with total 6.438 feedback. Throughout 2023, there are 17 cases of complaints related to violations of the code of ethics that Telkom has processed. Following Telkom's business ethics, we do not tolerate acts of discrimination, harassment, violence, or inappropriate behavior, and we provided strict sanctions to perpetrators of violations.


AKHLAK
2023
Drive transformation agenda

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 75

76 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 COMMUNITY INVOLVEMENT AND DEVELOPMENT [203-2] [413-1] Digital Learning Lab Telkom developed the Digital Innovation Learning School program to help schools and students gain internet & computer access, especially in 3T (Frontier, Outermost, Disadvantaged) areas. In 2022, Telkom distributed 435 devices, networks, and applications (DNA) to 435 schools in the 3T area with 15,810 beneficiaries. Telkom’s efforts to help schools and students gain internet & computer access and improve ICT (Technology, Information, and Computer) skills for learning purposes in 3T areas using IndiHome, Orbit, and Satellite fiber optic technology Mangoesky. Telkom DigiUp Telkom DigiUp is Telkom’s effort to support young talents who are ready to work in the coming years to produce high school/vocational school students nationally/internationally certified in digital competency throughout Indonesia. The DigiUp program includes assistance with national/ international standard digital certification for high school/vocational school students, training assistance to increase competency in the digital field, seminar activities, podcasts, tips, and trick series, as well as digital application/platform competency and providing a forum for high school/ vocational school student programmers. In 2023, 9,741 high school/vocational school students from 421 schools registered for this program, with 1,000 participants successfully passing certification. Conservation Education Program The conservation education program is one of Telkom’s efforts to tackle the climate crisis in Indonesia. Conservation education supports changes in behavior, attitudes, and ways of thinking, especially those related to managing natural resources, including ecosystems. More than 400 people registered as participants in the Conservation Education Program, and after going through a selection process, 10% of them were selected based on general knowledge and insight regarding conservation, experience, motivation, hopes, and follow-up plans or long-term goals after participating in training activities. This program is integrated and in line with the Sustainable Development Goals (SDGs), especially environmental development pillar Number 13, namely handling climate change or climate action. More than that, the conservation education program is also a concrete action in realizing the target of increasing education, awareness, and human and institutional capacity related to mitigation, adaptation, impact reduction, and early warning of climate change. A total of 97 participants registered from 6 Provinces and 26 Regencies/Cities. In stage I, 25 programs were selected, then in stage II, 15 programs were selected. Empowerment of Disabled Group in the Context of Increasing Self-Reliance of Vulnerable Communities Telkom supports the empowerment and independence of people with disabilities. In 2023, Telkom assisted 540 people with disabilities in 20 location in the form of educational facilities, skills training, and tools for people with disabilities, including: a. I-Chat application for people with deaf and speech disabilities; b. Braille computer (including application) for people with visual disabilities; c. Props for people with mentally and physically disabled; and d. Digital skill training for people with disabilities.

PT Telkom Indonesi a (Persero) Tbk 77 Part/ 03. SUSTA I N ABILI TY R EPO RT 2023 Supporting Digital Economic Growth through SME Empowerment Telkom supports the development and empowerment of MSMEs through programs: a. Access to capital Telkom distributes funding to MSEs operating in 7 sectors, namely industry, trade, agriculture, livestock, plantations, fisheries, and services. In 2023, Telkom distributed funding of Rp20 billion through collaboration with BRI. b. Access to competence Telkom provides Go Modern and Go Digital guidance, including training, certification, and other development activities through Rumah of SOE spread from Sabang to Merauke. In 2023, there were 906 MSEs receiving incubation/training, halal certification assistance for 1,117 MSEs, a Grant Program for 218,500 packages with 320 MSEs receiving benefits, NIB 4,578 MSEs, and P-IRT 990 MSEs. c. Access to commerce Telkom provides Go Online and Go Global guidance, including training and assistance in expanding market reach online and encouraging coached MSEs to participate in national and international scale exhibitions. In 2023, 286 MSEs joined in the national-scale exhibition and 32 MSEs in global ones. Apart from that, Telkom also has MySooltan and PaDi UMKM, which have 2,396 and 2,900 active users. Telkom also runs a Business Matching program through the PaDi UMKM platform to help MSEs advance to class by bridging MSMEs so they can make transactions with various state-owned companies in the country. PaDi UMKM is also expanding its market network beyond SOE to strengthen the role of MSMEs in an increasingly integrated economic ecosystem. Support the Realization of Sustainable City Telkom supports the Government in carrying out equitable infrastructure development. Telkom realized this support through assistance in renovating places of worship, renovating houses, and creating sports facilities and green open spaces. In 2023, the activities carried out are: Program for Renovating Uninhabitable Houses (RTLH) 43 houses for retirees, houses of victims of natural disasters and houses for the elderly and poor, assistance for rehabilitation of places of worship at 48 points in 13 provinces, assistance for building facilities public (roads, bridges, etc.) and green open spaces at 362 points spread across 17 provinces as well as assistance programs for activities/efforts to manage household waste using a recycling and circular economy approach, carried out at 14 points in 7 provinces. Support for Strengthening Governance System and IT Support v One of the objectives of the Company’s TJSL program is to build peace, create equal justice for all parties, and develop strong institutions. Therefore, to improve the governance system and strategic decision-making, including those related to the TJSL program, Telkom is strengthening the governance system with IT support. Telkom uses the TJSL Management Information System (SIM) and utilizes data analytics and decision support systems. The DigiHeroes program is an effort to overcome the impact of digitalization on children by increasing parents’ awareness of the effects of digital transformation on children, providing skills and knowledge to overcome digital transformation, and increasing soft skills in children.

SUSTAINABILITY PERFORMANCE

Support for Sustainable Development Goals (SDG)

TelkomGroup has mapped support priorities for the SDG following the SDGs compass mechanism. SDG support priorities are aligned with the business sector and the Company's sustainability pillars. A summary of SDG support, targets, and achievements is presented in the following table:

SDGs Indicator Code	Name of SDGs Indicator	Sustainable Projects/Activities/ Products/Services	Target in 2023	Achievements in 2023
4	4.a.1 Proportion of schools with access to Internet and computers	Providing internet & computer access in the 3T area by channeling devices, networks, applications (DNA).	400 schools	435 schools
	4.4.1(a) Proportion of adolescents (aged 15-24 years) and adults (aged 15-59 years) with skills information and communication technology (ICT)	Number of adolescents/adults receiving ICT skills training through the Implementation of Digital Skillset Training Programs for Students and Graduates of Vocational (Vocational) and ICT Training for Disability.	1,150 Participants	1,397 Participants
	4.c.1 Percentage of qualified teachers by education level	Educator Quality Improvement Training Assistance.	1,000 Teachers	1,148 teachers
6	6.1.1 Percentage of households using safely managed drinking water services	Clean Water Facility Assistance Program.	60 location points	71 location points
	6.2.1* Percentage of households using safely managed sanitation services, including handwashing facilities with water and soap	General MCK Provision or Renovation Program.	20 location points	78 location points
8	8 .3 .1(a) Percentage of MSME (Micro, Small and Medium Enterprises) access to financial services	BRI Channel Cooperation Program. *) PKS Cooperation effective from November.	157 billion	20 billion
	8.5.2 Open unemployment rate by sex and group	- MSE Business Capacity Building Program through 4 GO Coaching. - UMK Training & Certification.	- Go Modern: 8,000 - Go Digital: 6,000 - Go Online: 1,000 - Go Global: 15 - Join the Bazaar/ Expo: 160	- Go Modern: 8,800 - Go Digital: 7,643 - Go Online: 1,150 - Go Global: 22 - Join the Bazaar/ Expo: 360

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PART/ 03.

SDGs Indicator Code	Name of SDGs Indicator	Sustainable Projects/Activities/ Products/Services	Target in 2023	Achievements in 2023
11	1w1.1.1 Percentage of households with access to adequate and affordable housing	Uninhabitable House Surgery Program (RTLH).	35 Houses	44 Houses
	11.6.1.(b) Number of managed national waste generation	E-Waste Management Program:	5 Location points	10 Location points
12	12.4.2 The amount of B3 waste handled/ managed by type of handling	Program Eduvice.	- 210 device collected - 150 device managed - 65 device distributed	- 230 device collected - 225 device managed - 71 device distributed
13	13.3.1(a) Number of formal education units and environmental care and cultured institutions / communities	Synergy of Eco-Conscious Community Programs.	30 Communities	36 Communities
14	14.5.1* Total area of marine protected areas	- Coral Reef Planting Program. - Mangrove Planting Program.	- 600 Substrate - 35,000 Mangrove Seedlings	- 3,920 substrates - 45,500 Mangrove Seedlings
15	15.2 Improve the implementation of sustainable management of all types of forests, restoring degraded forests	- Digital Forest Conservation Program.	- 55 Hectares	- 62 Hectares

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 79

80 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 Governance: Value-Added Business (Right Governance) CORPORATE GOVERNANCE In accordance with Capital Market provisions and Law no. 40 of 2007 regarding Limited Liability Companies, Telkom has a governance structure consisting of Main Organs and Supporting Organs, as follows: GENERAL MEETING OF SHAREHOLDERS (GMS) BOARD OF DIRECTOR BOARD OF COMMISSIONERS AUDIT COMMITTEE CORPORATE SECRETARY COMMITTEE FOR NOMINATION AND REMUNERATION COMMITTE FOR PLANNING AND RISK EVALUATION AND MONITORING INTERNAL AUDITOR MAIN ORGANS SUPPORTING ORGANS In carrying out their duties and functions, all corporate governance organs always maintain their integrity and prevent conflicts of interest. The Board of Commissioners and Directors ensures the prevention of conflicts of interest through implementing the principle of transparency. All members of the Board of Commissioners and Directors have no affiliation with other members, whether financial or family. Apart from that, members of the Board of Commissioners and Directors also have no affiliation or conflict of interest with the Controlling Shareholders. Throughout the reporting period, there were no conflicts of interest related to share ownership in suppliers or transactions with conflicts of interest. [2-15]

PART/ 03.

STAKEHOLDERS ENGAGEMENT [2-29]

Stakeholders concerns and needs are important in influencing company policy and strategy. Telkom communicates actively with stakeholders, maintains mutually beneficial relationships, and strives to meet their expectations. Through close collaboration with stakeholders, Telkom can carry out its operations by paying attention to sustainability principles and broader social responsibility, thereby positively impacting various aspects.

Stakeholders		Engagement Method and Frequency	Main Topics & Concerns
Internal	Shareholders and Investors	• Annual General Meeting of Shareholders (GMS), Extraordinary GMS, and quarterly performance explanation. • Investor Conference and/or Non-Deal Roadshow.	• Achievement of operational and financial key indicators (KPIs), good corporate governance practices. • Business development.
	Employee	• Periodic meetings with management. • Trainings. • Serikat Karyawan Telkom (Sekar). • Employee Complaint Center.	• Career path. • Clarity of rights and obligations. • Remuneration and other benefits. • Increased competence.
Eksternal	Customer	• Customer satisfaction surveys at least once a year. • Customer Complaint Center.	• Network connection and coverage. • Ease of complaint resolution. • Data security and confidentiality. • Excellent service.
	Government	• Bipartite meetings are held at least once a year. • Opinions with the House of Representatives and working visits.	• Legal compliance and reporting. • Ethical business practices.
	Partners	Direct meetings during auction and procurement contracts, supplier selection and management, supplier performance appraisal, and further procurement processes with frequency as needed.	• A fair and transparent procurement process. • Objective selection and evaluation process. • Implementation of work that meets K3 standards. • Administrative procedures.
	Community	Deliberation in planning community empowerment activities, implementing activities and supervising program realization.	• Harmonious relationship. • Positive contribution to economic and social life. • Participation in other programs including environmental conservation activities.
	Media	Press releases, media gatherings, press conferences, and press briefings are carried out as needed at least once a year.	• Accuracy of the object of reporting • Latest information • Transparency of operational, financial and non-financial conditions.

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 81

82 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 RISK AND CRISIS MANAGEMENT As a company listed on the New York Stock Exchange (NYSE), Telkom must implement risk management that complies with the Sarbanes-Oxley Act, significantly articles 302 and 404. Based on BUMN Ministerial Regulation No. PER-2/MBU/03/2023 regarding Guidelines for Governance and Significant Corporate Activities of State-Owned Enterprises, Telkom, as one of the BUMNs, is also required to implement a risk management system. Implementing a risk management system is carried out to fulfill compliance aspects and maintain business continuity so that it runs well. During 2023, Telkom’s risk management system has effectively managed various Telkom business risks to support every policy and process in the TelkomGroup. Telkom uses several risk management tools or information systems, including: 1. Generic Tools Enterprise Risk Management Online (ERM Online) whose used by all units to manage the Risk Register. 2. Specific Tools for specific risk management purposes, for example: a. Fraud Management System (FRAMES) application is an early detection system for potential customer and third-party fraud. b. The i-Library application is managed by the Service Operation Division and is used to manage the Integrated Management System documentation system. c. SMK3 Online application is managed by the Security & Safety Unit to manage health and safety documentation. Telkom has been running a Business Continuity Management System (BCMS) since 2010 as a commitment to implementing Sustainable Telkom Business Continuity by ensuring confidentiality of information, integrity of data, availability of information, excellent service for customer satisfaction, and excellent IT service in a structured manner according to ISO procedures. 22301:2019, which includes: 1. Emergency Respon Plan: information related to handling disturbances/disasters. 2. Business Continuity Plan: Information on risk reduction steps, handling the impact of disturbances/disasters, and the recovery process. 3. Disaster Recovery Plan: Information on recovery steps that focus on critical technological aspects. Telin, Metranet, Infomedia, Telkomsat, Telkom Property, Telkom Access, Admedika, Dapen Telkom, MD Media, Telkom Infra, and Telkom Sigma ratified regulations relating to Data Governance in accordance with the regulations that have been passed at Telkom, as proof of the commitment of TelkomGroup guarantees the protection of privacy and security of personal data with the following policies: 1. Regulations on Governance 2. Company Data 3. Regulation on Corporate Data Control Standards. 4. Regulation on Enterprise Data Design Management Standards 5. Regulation on Enterprise Data Operations Management Standards 6. Regulation on Corporate Data Quality Management Standards BUSINESS ETHICS AND COMPLIANCE [2-27] Telkom carries out operational activities under ethical and fair business practices in the telecommunications industry. Our commitment to integrity and transparency is reflected in every aspect of the business, from customer service to interactions with partners and communities. We prioritize compliance with strict regulations and industry standards and pay attention to consumer rights and privacy in every service we offer. TelkomGroup Business Ethics Guidelines are stipulated in Resolution of Board of Directors No. PD.201.01/r.00/PS150/ COP-B04000000/2014 regarding Business Ethics in the TelkomGroup Environment. [2-27] Implementing sustainability principles requires a firm ethical commitment from TelkomGroup and all parties involved in its business chain. The main emphasis in implementing our business ethics includes several crucial aspects, including: 1. Commitment to Customer a. Provide clear and easy-to-understand information about the rights and obligations of the customer before the contract/subscription contract is signed by both parties; b. Fulfill the rights of customer in providing service as promised in Service Level Guarantee (SLG); c. Provide and manage customer contact media to make it easier for customer to submit complaint, feedback and seek information about product/ service.

PT Telkom Indonesi a (Persero) Tbk 83 Part/ 03. SUSTA I N ABILI TY R EPO RT 2023 2. Commitment to Partner a. Provide increased skill, competency and training on product/service, service procedure and service ethics to agent, reseller, installer, and setter in order to provide product knowledge so as to improve service to customer; b. The process of procurement of good and service is carried out in a fair, transparent and accountable manner by involving prospective supplier/partner who have a reputation with good classification, in accordance with applicable law and regulation and GCG principles; c. Mandatory to do selection and evaluation of partner objectively. 3. Commitment to Competitor a. Attempt to obtain information about competitors’ businesses are conducted in an honest manner and obtained from legitimate sources; b. It is prohibited to obtain competitor information by illegal and unethical ways, such as espionage, wiretapping, and/or theft. 4. Commitment to Social Community a. Build and foster harmonious relationships as well as providing benefits to the community around the company’s place of business; b. Encourage the emergence of sense of belonging from the community to the company with the aim that the community participates in protecting the company; c. Minimize impacts on the environment to the minimum, including but not limited to excavation of cable lines and frequency usage. 5. Commitment to Employees a. Avoid discriminatory practices of employees. b. Maintaining health, security, safety and comfort of the work environment. Competitive Behavior In the 5G era, cellular operators must secure wide frequency bandwidth to guarantee optimal service and a promising user experience. The growth of technology and digitalization drives the need for solid and fast networks. Competition in the 5G era is not only about network quality but also includes service range, price, features, strengthening IT systems, and customer support. As a significant player, Telkom is committed to fair business competition, with the principle of prudence in developing products to remain in accordance with business competition regulations. As a leading company in Indonesia, Telkom and its subsidiaries have adopted ethical business competition practices with no record of violations related to monopoly or business competition regulations in the 1999 Business Competition Law. In 2023, no monetary losses will result from legal processes about Anti-competitive behaviour regulations. [206-1] [TC-TL-520a.1] ANTI-CORRUPTION, ANTI-BRIBERY, AND ANTI-FRAUD POLICIES TelkomGroup is committed to running a business free from corruption, collusion, and nepotism. The realization of this commitment is reflected in the implementation of anti-fraud policies. Telkom has established the Anti-Corruption Compliance Function Committee (FKAP) with the aim of jointly reviewing and evaluating the implementation of the Anti-Bribery Management System (ABMS) together with the Board of Directors and Top Management for continuous improvement. ABMS has been implemented in some Class A Witels and Business Units as well as Subsidiaries. Monitoring of ABMS implementation has been conducted through ABMS.telkom.co.id. [205-1] FKAP routinely evaluates corruption-related risks in its operations, identifying potential risks in several business areas of the company’s units. Telkom does not tolerate corruption, bribery, or fraudulent behavior and will enforce strict sanctions for violators. [205-2] Our efforts to prevent fraud and corruption are also implemented by requiring the filling out of the State Administrator’s Assets Report (LKHPN) for members of the Board of Directors, Commissioners, and employees at Band I-III levels (specifically Head of the Office). In addition, anti-corruption and anti-fraud socialization are routinely carried out, and e-learning on the ABMS based on SNI ISO 37001:2016, which is valid and must be completed by all Telkom Parent employees. Telkom routinely evaluates corruption-related risks in its operations, identifying potential risks in several areas of the company’s business units. Telkom has no tolerance for corruption, bribery, or fraudulent behavior and will impose strict sanctions on violators.

SUSTAINABILITY PERFORMANCE

In 2023, we reported corruption incidents involving a subsidiary, PT Telkom Telstra. The alleged corruption case involved 8 people with a total value of Rp236 billion. Currently, the case process is continuing towards the second stage, which will continue through delegation to enter the trial process. Telkom Parent supports the legal process and firm action regarding this case and strives to increase internal control throughout the TelkomGroup more strictly. The ISO 37001:2016 ABMS Certification obligation is targeted at all direct subsidiaries until 2024 and calls for the management of anti-bribery implementation in affiliated subsidiaries. [205-3]

WHISTLEBLOWING SYSTEM

TelkomGroup consistently upholds business ethical standards and prioritizes transparency in its operations. One implementation of this commitment is through a whistleblowing system (WBS). This system allows anyone to submit complaints regarding internal TelkomGroup problems. During 2023, we received some reports through Integrity Line, namely 184 complaints. From these reports, some 28 were deemed worthy of follow-up by the criteria and procedures set out in the WBS. Further details about this system can be found in our Annual Report.

Complaints Data Received by WBS

Description	Total			Remarks
	2023 (Deloitte)	2022 (Deloitte)	2021	
Total Complaints	59	44	36	Complaint received
Fulfill the requirements	28	26	0	Complaints feasible to be followed up
Follow-up:				
1. Closed	15	16	0	-
2. Additional data	10	9	0	-
3. Further studies according to the procedure	0	1	0	-

Remarks:
- Total complaints in the Annual Report 2022 were 129 records consisting of 44 complaint records, as well as 85 records testing complaint channels and additional communications related to complaints.
- In the Annual Report 2023, records of the results of testing the complaint channel and additional communications related to complaints are not counted in the number of complaints.

SYSTEMIC RISK MANAGEMENT [201-2] [TC-TL-550a.1, TC-TL-550a.2]

To minimize systemic risk, TelkomGroup continues to monitor technological and district disruption. The disruption we face is caused by natural conditions, such as damage to sea cable infrastructure due to volcanic eruptions and earthquakes in the sea. We also monitor disruption in fiber optic backbone systems from sailing activity, road excavation work, and vandalism, such as copper cable theft, ODC, BTS, and others.

Other causes of disruption come from the migration of new infrastructure/system, the integration process between different systems not running well, and the management of asset protection systems that could be more effective. In response to the impact of climate change on telecommunications infrastructure, TelkomGroup has conducted research that includes evaluating the financial implications of risks and opportunities that may arise due to climate change.

Throughout 2023, we faced 3,811 disruptions to the fiber optic network and 6 disruptions of the wet plant on the submarine cable communication system (SKKL). The following table presents data on fiber optic backbone and SKKL disruption for the past three years.

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PART/ 03.

Fiber Optic Backbone and Submarine Cable Communication System Disruptions

Description	Total		
	2023	2022	2021
Fiber Optic Backbone	3,811	3,927	4,125
Submarine Cable Communication System			
1. Wet Plant*	6	19	7
2. Dry Plant**	-	4	-

Remarks:
* Wet plant = OSP (Out Side Plant) are components or devices in Submarine Cable Communication System (SKKL) in the waters/sea consisting of sea optic fiber cable, repeater, equalizer, and branching unit.
** Dry plant = ISP (In Side Plant) are components or devices in Submarine Cable Communication System (SKKL) in the waters/sea consisting of optic fiber cable, SLTE, DWDM, PFE, and others.

SERVICE CONTINUITY SOLUTION IN CASE OF DISRUPTION [TC-TL-550a.2]

Our commitment to provide the best experience to customer, one of which is manifested in management of service interruption. We have carried out some mitigation to prevent IT network/infrastructure disruption that have an impact on service interruption, namely:

1. Make risk transfer to insurance company.
2. Coordination with Asosiasi Kabel Laut Seluruh Indonesia (ASKALSI) and Badan Keamanan Laut (BAKAMLA) to secure Submarine Cable Communication System (SKKL).
3. Preparation of Disaster Recovery Plan and Crisis Management Team.
4. Increasing coordination and monitoring of third party work.
5. Coordination with law enforcement official for operation at a crime-prone location and conduct an environmental development program.
6. Improve maintenance and improvement of asset protection system (Hydrant, Fire Protection System, APAR, CCTV).
7. Ensure that backup system function according to standard.

NETWORK EXPANSION AND TELECOMMUNICATIONS ACCESS [203-1]

Telkom continues to focus on efforts to build equitable telecommunications infrastructure, especially in 3T areas, to provide inclusive digital solutions for all levels of society. In its spirit of transformation, Telkom introduces digital services and focuses on increasing people›s digital literacy to create a comprehensive digital ecosystem. Confidence in the role of digital technology in accelerating economic recovery has encouraged Telkom to expand its digital connectivity throughout the archipelago. Fiber optic network infrastructure reaching 171,654 km, or four times the earth›s circumference, has become a concrete step for Telkom. This support is supported by 2 satellites with a total capacity of 109 transponders, which can reach remote areas. This connectivity provides equal opportunities for people in the regions to develop businesses and obtain services that support daily life.

In addition, Telkom continues to support digital inclusion by expanding its telecommunications infrastructure, both domestically and internationally. In 2023, Telin launch the **Telin Next Gen Platform (TNeX)** to meet global market demand for fast, adaptable, safe, and reliable connectivity. Telin has a vital role in building a global infrastructure that connects data centers in Indonesia to the global network via the SKKL.

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 85

86 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 PREVENTION OF CONSUMER-RELATED SOCIAL RISKS Today’s society tends to rely on the internet to communicate, use electronic mail (e-mail), and interact on social networks because it is more effective and efficient. However, easy digital access also carries certain risks that need to be considered, such as digital addiction, exposure to uneducative content, and negative impacts on mental health. Telkom pays attention to the consequences of internet use for society and continues campaigning for healthier internet use. TelkomGroup actively blocks internet content related to gambling, pornography, hate speech, fraud, copyright violations, normalization of violence, as well as content that is not in line with Indonesian moral values through the Positive Internet Program. Apart from that, Telkom also provides parental control facilities on the IndiHomeTV service to give control to families in limiting the shows or content they access.. PRIVACY PROTECTION AND DATA SECURITY Telkom is committed to continuously improving the cyber security and safety of customers, internal companies, suppliers, and business partners’ data. In 2023, Telkom established an additional new organization, namely the Telkom Data Protection sub-department as stated in the Company Regulations regarding the Organization of the Corporate Secretary Department dated December 28, 2023 which were ratified by the President Director and Company Regulations regarding the Organization of the Corporate Secretary Sub-Department which were ratified by the Director of Human Capital Management. Throughout 2023, there were no data leakage incidents, and no sanctions, fines or legal processes related to customer privacy. [418-1][TC-TL-220a.3, TC-TL-230a.1] POLICIES AND PRACTICES REGARDING DATA PRIVACY AND SECURITY [TC-TL-220a.1, TC-TL-230a.2] Telkom ensures compliance with external regulations and internal company policies established through Data Governance led by the Director of NITS (Network and IT Solution) which is regulated by the Company. Some important policies on data privacy and security: 1. Regulation of the Board of Directors Number PD.404.00/r.00/HK200/COP-CO300000/2022 Year 2022 regarding Guidelines and General Policies of IT Governance which adopt COBIT 2019 IT Governance Framework. 2. Regulation of the Director of Number PD.406.00/r.00/ HK.200/COP-D3000000/2018 year 2018 regarding Information Security Governance which adopts the ISO/IEC 27001:2013 Information Security Management System. 3. Regulation of the Board of Directors Number PR.404.03/r.01/HK.270/COP-D0031000/2022 year 2022 regarding Data Security Governance (Data Governance) which adopts the DAMA-DMBOK 2nd Edition Data Governance Framework. 4. Regulation of the Director of Network & IT Solution PR 146/r.00/COP-D003100/2018 year 2018 regarding Information System Access Control Management Standard. 5. Regulation of the Director of Network & IT Solution S/ NITS-ITSG.1/20 regarding TelkomGroup Application Security Verification Standard. 6. Standards derived from related company regulations, such as IT service process standard, information system access control management standard, information system acquisition process standard, and data control standard.

PT Telkom Indonesi a (Persero) Tbk 87 Part/ 03. SUSTA I N ABILI TY R EPO RT 2023 Telkomsel has also implemented policies related to privacy protection and customer data security with the following policies: 1. Resolution of the Board of Directors of the Company Number: 007/12.01/PD-00/IV/2018 regarding Information Security Management Policy. 2. Resolution of the Board of Directors of the Company Number: 008/06.01/PD-00/V/2020 regarding Company Data Policy. 3. Resolution of the Board of Directors of the Company Number: 022/TC01/PD-00/V/2006 regarding Implementation of Information Technology Business Processes Based on Framework of Information Technology Infrastructure Library (ITIL FRAMEWORK). 4. IT Management Charter Document Number: ITSM/ M02, Document Issue Date: September 25, 2014. Customers in the retail segment can access information related to privacy policies via the official website at https://www.telkomsel.com/en/privacy-policy or contact customer service via email at cs@telkomsel.co.id or telephone number 188. IndiHome customers can find information regarding privacy terms and conditions on the website https:// indihome.co.id/terms and conditions# or contact customer service via the email address customercare@ telkom.co.id or telephone number 147. Digital product customers other TelkomGroups can also find information regarding privacy terms and conditions on their respective product websites. Monetization Using Customer Personal Data Telkom ensures the legal use of data and asks for customers’ permission or approval (consent) before using their data. This effort ensures that any use of customer personal data is in accordance with applicable provisions in data protection regulations. Telkom is committed to deleting data from customers who have not subscribed after a specified period and not collecting personal data from third parties unless required by law. The minimum period for deleting data refers to the Company’s internal regulations, namely the 2022 TelkomGroup Data Operations Management Standards, with provisions for data deletion and retention minimum 3 (three) months in accordance with Government Regulation No. 52 Year 2000 regarding Telecommunications Management. DATA GOVERNANCE SYSTEM The mechanism for implementing data governance in the TelkomGroup environment is a series of activities related to the planning, use, control, protection, and destruction of data assets to be used effectively as material for analysis and decision-making within the TelkomGroup scope. The flow and exchange of confidential data and information, including but not limited to personal data, is carried out with prior approval from the Company’s DG and TelkomGroup’s DG Council. As a guarantee of the protection of Personal Data, the Chief of Technology Officer determines the appointment of a Data Owner as an Official responsible for the use of data/assets within the Directorate in accordance with his authority. This mechanism involves several aspects, such as consent (including consent from the owner of Personal Data), data architecture, metadata, data control, data quality, cryptography, data access control, and audit trail management, which functions as a guarantee of data protection in data processing activities and maintaining integrity when data in use.

SUSTAINABILITY PERFORMANCE

TelkomGroup Data Governance Organization


CTO Telkom Group
Head of DG Council
SVP Synergy Telkom
VP NW/IT Strategy,
Technology & Architecture
DG Council Steering Commitee
DG Executive Committe
DG Executive Committe
DG Executive Committe
DG Bussiness Committe
DG Bussiness Committe
DG Bussiness Committe
DG Operation
DG Operation
Proposal / Escalation
Order / Direction

Telkom Data Governance Committee (Parent)


Chairman : VP Network/IT Strategy, Technology & Architecture
Vice Chairman : EVP Digital Business & Technology
EGM Information Technology Division
Secretary : AVP Network/IT Program Management & Digitization
Members : VP Performance & Governance Management NITS
OVP Cyber Security
VP Synergy
VP Legal & Compliance
VP Information Technology Audit
All EGM & EVP CFU/FU
DG Executive Commitee
DG Business Commitee
Chairman : DEVP Digital Business Builder DBT
Vice Chairman : DEGM IT Development DIT
DEGM IT Operation DIT
Secretary : AVP Advance Network/IT Orchestration
Members : AVP Integrated Governance & Quality Mgmt. NITS
SYNERGY Project Leader One Data & CFU Mobile
All Deputy EGM CFU/FU
All Deputy EVP CFU/FU
AVP Infrastructure & Service Performance NITS
AVP Infrastructure SLA Management NITS
AVP Integrated Governance & Quality Mgmt. NITS
AVP Legal Settlement
AVP Legal Counsellor
AVP Application Transaction Audit
AVP Information System Operation Audit
AVP Information Security Audit
All AVP, SM & OSM CFU/FU
All TRIBE LEADER Digital Business Builder Sub-Division
Data Owner: All DATA OWNER*
DG Operations
Coordinator
AVP NETWORK/IT PROG MGT & DIGITIZATION
Data Stewards
Leader: Chapter Leader DS & AI
Members: All Data Scientist
Data Custodian
Leader: SM Enterpise & Analytic Platform Operation
Members: All Development & Operation DIT
PARA BP 2 DIT, DBT, DSO

*according to CTO designation

88 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PT Telkom Indonesi a (Persero) Tbk 89 Part/ 03. SUSTA I N ABILI TY R EPO RT 2023 Apart from this approach, Telkom also implements outreach activities and increases awareness regarding the importance of data governance. This is done through a series of outreach programs carried out periodically. By 2023, around 500 employees have received sharing expert insight on data privacy and security as well as outreach, training, and certification activities related to data management, data security, and privacy through training institutions managed by the company. Internal Audit carries out routine controls/audits of the data governance system throughout all TelkomGroup entities. This Audit assesses compliance with established standards and evaluates the overall performance of the implemented data governance. Telkom also carries out a Governance Maturity Level Data Assessment to help companies determine steps/goals for carrying out the development process and determining optimization. CUSTOMER DATA MANAGEMENT FOR SECONDARY PURPOSES [TC-TL-220a.4, TC-TL-230a.2] In accordance with Law No. 27 of 2022 regarding Personal Data Protection, TelkomGroup implements data processing practices, including data acquisition, processing/analysis, storage, repair/update, dissemination/ disclosure and data destruction activities. Telkom does not rent, sell, or provide personal data to third parties for secondary purposes unless approved by the customer or required for legal purposes in accordance with applicable laws and regulations. Handling this practice is in accordance with established internal regulations, such as Director of Finance & Risk Management. Telkom Group implements data processing practices, including data acquisition, processing/analysis, storage, repair/update, dissemination/disclosure, and data destruction activities following Law No. 27 Year 2022 regarding Personal Data Protection. Customers will be asked for their consent (consent) by products/services that deal directly with customers to obtain legal consent for processing personal data. Furthermore, consent to use customers’ personal data will be stored in the Telkom system that manages consent. Telkom, as a Data Controller, ensures that the consent given by customers includes processing by third parties only to improve service quality and provide the best products/services to customers and the wider community. Third parties, such as data processors, have the same responsibilities as data controllers outlined in cooperation contracts to guarantee compliance with personal data protection in personal data processing activities. So far, in 2023, there were 25 requests from various law enforcement officials in Indonesia tracking the use of IP addresses, call data records and customer data. Apart from law enforcement, there were more than 50 requests from third parties for monetization needs and consulting on Telkom’s business development with guaranteed confidentiality of personal data and confidential company data. Every guarantee of confidentiality is carried out through signing a Corporate & Personal non-disclosure agreement (NDA) in accordance with Data Governance policies and Data Control Standards. FACING CYBER SECURITY The rise in cyber threats has become a central focal point in corporate awareness. To deal with the complexity of existing threats, preventive steps have been developed, which involve identifying and mapping potential risks that could arise in the future. These risks include various factors such as a lack of awareness and attention from stakeholders towards information security, the motives behind cyber attacks that vary from seeking financial gain to reputational sabotage efforts by competitors, as well as weaknesses that may emerge in the technology supply chain, which can pose significant security vulnerabilities. The company has taken several mitigation steps to overcome these challenges. First, they increased stakeholders’ awareness of the urgency and importance of information security in every aspect of company operations. Other preventive measures involve regular evaluation of existing vulnerabilities, periodic penetration tests, and routine daily security checks of a company’s IT infrastructure. Apart from that, recommendations were also prepared based on information security management as part of risk mitigation efforts. Close and intensive coordination with related institutions in handling cyber security, such as the National Crypto Cyber Agency, is also carried out routinely. Not only that, Telkom has also developed a Cyber Security Operation Center (CSOC), which functions as a center for continuous monitoring, detection, and response to information security incidents, operating 24 hours a day, seven days a week. CSOC is designed to anticipate and respond quickly and effectively to various cyber security problems to provide maximum protection and prevent incidents that could disrupt the company’s smooth operations.

90 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 INCREASED EMPLOYEE AWARENESS OF CYBER SECURITY THREATS Telkom has a security awareness program that regularly runs every month and covers various topics. Security awareness is conveyed through internal company media through posters, banners, podcasts, quizzes, webinars, comic strips, and motion videos. Security awareness program materials are reviewed periodically every year by the relevant units so that employees can understand and implement the messages conveyed. Every year, Mandatory Cyber Security Training is carried out through the digital learning platform, which all Telkom employees must participate in, as well as information security training, which is mandatory for new employees. CYBERSECURITY GOVERNANCE By policy: 1. PD.406.00/r.00/HK.200/COP-D3000000/2018 406/2018 regarding Information Security Governance 2. PR Director NITS No. 146/r.00/COP-D003100/2018 Information System Access Control Standard 3. Regulation of Director NITS No. S/ NITS-ITSG.1/20 regarding Application Security verification standards Establishment of a Cyber Security Unit at BoD-1 level in the NITS – OVP Cyber Security directorate and its organization in accordance with PR.202.40/r.20/HK200/ COP·A2000000/2021, which consists of Cyber Security Governance, Planning, Program & Risk Management sub-units, Cyber Security Services, Cyber Security Operation Centre and Cyber Security Engineering. QUALITY AND QUALIFICATION OF PERSONNEL INFORMATION SECURITY SYSTEM Information security management system at TelkomGroup has been implemented and certified by SNI ISO/IEC 27001:2013. Information security management system certification is one of our efforts to strengthen the security of IT infrastructure from the risk of cyber attack. In addition, the personnel in charge of cyber security have also been certified. As many as 2.604 employees have been recorded as having at least one type of certification related to information security system. These certifications, among others: : 1. Certified Ethical Hacker (CEH) 2. Certified Ethical Hacker Practical (CEH Practical) 3. Computer Hacking Forensic Investigator (CHFI) 4. Certified Information System Auditor (CISA) 5. Certified Information Security Manager (CISM) 6. Certified Data Center Specialist (CDCS) 7. Certified Data Center Professional (CDCP) 8. Certified Digital Transformation Professional (CDTP) 9. Certified Information System Security Professional (CISSP) 10. Cisco Certified CCNA Cyber Ops 11. Cisco Certified CCNA Security 12. Certified Risk Management Officer (CRMO) 13. CompTIA CySA+ Cybersecurity Analyst (CySA+) 14. COBIT 2019 Foundation (COBIT 2019) 15. EC-Council Certified Incident Handler (ECIH) 16. EC-Council Certified Security Analyst (ECSA) 17. GIAC Certified Forensic Analyst (GCFA) 18. ITIL 4 Foundation (ITIL 4) 19. Offensive Security Certified Professional (OSCP) 20. Certified Risk Management Officer (CRMO) INFORMATION SECURITY VIOLATION During 2023, Telkom faced threats to servers. Even though it does not threaten or disrupt operations, we still require constant vigilance and monitoring of our information security systems.

PART/ 03.

Frequency of Cyber Threats

Description	Total		
	2023	2022	2021
Brute Force Attack to Network Element (attempts)	366,732	9,579	125,949
Longest Duration in DDoS Attacks (minutes)	1,818	6,779	841
Largest Volume Used in DDoS Attacks (Gbps)	199.1	210.7	299.7
Defacement	-	-	-

Remark:

Brute Force Attack : Process of finding a solution by continuously trying many possible variants of information such as password, deciphered kes, etc., randomly.(reference:https://www.cybrary.it/glossary/d-the-glossary/distributed-denial-service-ddos/, https://www.cybrary.it/glossary/d-the-glossary/denial-of-service-attack/)

DDoS Attack : Distributed Denial of Service technique, an attack on a network or a machine to make it available to other or important user, which uses multiple host to carry out the attack. (reference:https://www.cybrary.it/glossary/b-the-glossary/brute-force-attack/)

Defacement : Alteration or destruction of a Web page or Web site by an unauthorized individual or process, usually a hacker.(reference:https://www.trendmicro.com/vinfo/us/security/definition/website-defacement)

The Company continues to commit to maintaining vigilance and security of information systems by increasing monitoring and prevention strategies to identify and quickly handle any potential threats to servers, and this is done to ensure system integrity and security are maintained.

CYBERSECURITY TESTING FOR VULNERABILITY OF CRITICAL SYSTEMS

The Company carries out cybersecurity testing of critical systems. The testing is carried out by running a vulnerability assessment and penetration test. Testing is carried out periodically, quarterly, or semesterly. Apart from being carried out internally by the Company, third parties also conduct testing to ensure the objectivity of cyber security test results.

SUSTAINABLE ECONOMIC VALUE CREATION

Throughout 2023, TelkomGroup recorded positive operational and financial performance. TelkomGroup's revenue reached Rp149,216 billion, experiencing an of 1.3% from the previous year, namely Rp147,306 billion. Compared with the RKAP target, business income reached 95.6% of the set target. From the revenue account minus the cost accounts, TelkomGroup managed to record a net profit of Rp24,560 billion, experiencing an increase of 18.3% compared to last year, which was recorded at Rp20,753 billion. This year's net profit reached 95.3% of the RKAP target.

Generated and Distributed Economic Value [201-1]

Description	2023	2022	2021
	Rp billion		
Income	149,216	147,306	143,210
Net profit	24,560	20,753	24,760
Contribution to Country*	42,217	43,098	49,894
Payment to Investor**	7,954	7,118	7,974
Payment to Creditor	40,071	48,368	48,166
Payment to Supplier and Partner***	53,679	45,559	44,811
Payment to Employee	13,833	13,195	13,660

Remarks:

* Dividend contribution for 2023 uses the dividend figure for the 2021 Annual General Meeting of Shareholders which held in 2023. The numbers for 2022 and 2021 are restated using the approach as above and as an improvement to the numbers in the 2022 Sustainability Report which are recorded at 44,007 for 2022 and 48,963 for 2021.

** Payment to investor include dividend on public shares of the previous financial year paid out for that year.

*** Payment to supplier and partner for direct and indirect operational cost

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 91

SUSTAINABILITY PERFORMANCE

From generated economic value 2023, we record economic value distributed to stakeholder involved in TelkomGroup's value chain. Our tax payment to the government in 2023 amount to Rp22,850 billion. Realization of salary, benefit, and expenses for employee training amounted to Rp13,833 billion.

Meanwhile, expenditures for suppliers and partners, including local parties, were recorded at Rp23,447 billion. Apart from being in the form of a community engagement and development program, Telkom's communication and broadband network has helped the community a lot to communicate in working, teaching-learning, and other activities that can provide benefits in the form of a multiplier effect in the digital economy segment. The distribution of economic value to the community is realized through community involvement and development activities with a total value of Rp20 billion. Until now, TelkomGroup has never received an unfavorable report or report of a conflict and potential conflict with the public that is critically related to the impact of product, service, and business processes that are carried out.

RESPONSIBLE SUPPLY CHAIN [2-6]

One of the ethical business practices is realized from fair and transparent supply chain management. TelkomGroup also carries out supply chain management referring to the Procurement Implementation Guidelines. Each partner must sign an Integrity Pact containing a statement not to be involved in corrupt practices, price collusion, and conflicts of interest during each procurement process.

TelkomGroup Supply Chain


New Supplier
1. Infrastructure Facilities
2. Transport
3. Access
4. Switching & Routing
5. Information Technology
R & D TelkomGroup
Telkom Telkomsel & Others
Type of Product
Individual Customer
Supplier
1. Infrastructure Facilities
2. Transport
3. Access
4. Switching & Routing
5. Information Technology
6. Professional Services
7. Lease
8. General & Administration
Telkom Telkomsel & Others
Type of Product
Individual Customer
New Supplier
6. Professional Services
7. Lease
8. General & Administration
Telkom Telkomsel & Others
Type of Product
Individual Customer
Remarks:
Recommendation Line

92 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PT Telkom Indonesi a (Persero) Tbk 93 Part/ 03. SUSTA I N ABILI TY R EPO RT 2023 We have implemented e-procurement through the SMILE application. The selection stage includes assessing the Quality, Cost, Delivery, and Service (QCDS) aspects. This policy is under Regulation of the Director of Finance and Risk Management regarding Supplier Management Guidelines, which regulates supplier evaluation by considering Quality, Cost, Delivery, and Service (QCDS) aspects. Apart from that, we also assess the ESG aspects of potential partners. We pay special attention to the policies and compliance of prospective partners in fulfilling integrity and socio-environmental elements, such as implementing a code of ethics, respecting human rights, implementing occupational safety and health (K3), and environmental management systems. After establishing cooperation, Telkom evaluates supplier performance to ensure that a good, sustainable cooperative relationship is established and provides optimal benefits for both parties. The assessment process includes mandatory and optional aspects. This performance evaluation is a mitigation step against potential risks and aims to ensure no fraud or irregularities in the supply chain. The results of this evaluation will determine the risk level of working partners. If the risk is high, we will monitor and re-evaluate the work partner concerned. In 2023, there was no blacklist action taken against partners who show poor performance based on evaluation results. We also note that no partner experienced termination of employment because they were deemed unable to complete their duties. On the other hand, by implementing the ESG aspect assessment in the TelkomGroup supply chain, we noted that no partners were involved in legal sanctions related to socio-environmental non-compliance. LOCAL PARTY ENGAGEMENT [204-1] The involvement of local parties, including local suppliers, can significantly contribute to supporting economic growth in Indonesia. Telkom is committed to prioritizing local suppliers in meeting the needs for procurement of goods and services and using components produced domestically. Local work partners or suppliers who are domiciled in Indonesia can support TelkomGroup’s operations in various regions of the archipelago and help reduce environmental impacts, such as a lower carbon footprint compared to suppliers from abroad. Throughout 2023, Telkom collaborated with 99% or 730 local partners of the total 732 working partners, while foreign partners contribute 1%. Domestic Component Level (TKDN) As a State-Owned Enterprise (BUMN), TelkomGroup is committed to supporting increasing Domestic Content Levels (TKDN). However, in every procurement process carried out, the use of domestic products by TelkomGroup still considers the quality and economic financial aspects of the goods and services obtained. As of the end of 2023, TelkomGroup’s TKDN achievement was recorded at around 37.66% of total Capital Expenditure (CAPEX) spending and 85.32% of total Operational Expenditure (OPEX) spending.

94 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 PT Telkom Indonesi a (Persero) Tbk Appendices SUSTA I NABI L ITY RE P ORT 2023

PT Telkom Indonesi a (Persero) Tbk 95 Part/ 03. PT Telkom Indonesi a (Persero) Tbk SUSTA I N ABILI TY R EPO RT 2023 Part/ 04. Appendices 04.

SUSTAINABILITY PERFORMANCE

APPENDIX 1: MEMBERSHIP IN ASSOCIATION

No.	National	Member
1.	Masyarakat Telematika Indonesia (MASTEL)	Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel
2.	Asosiasi Kliring Trafik Telekomunikasi (ASKITEL)	Telkom, Telkomsel
3.	Asosiasi Penyelenggara Jaringan Internet Indonesia (APJII)	Telkom, Telkomsat, TelkomMetra, Telkomsel
4.	Asosiasi Telekomunikasi Seluruh Indonesia (ATSI)	Telkom, Telkomsel
5.	Indonesia Telecommunication Users Group (IDTUG)	Telkom
6.	Asosiasi Penyelenggara Pengiriman Uang Indonesia (APPUI)	Telkom, Finnet, Telkomsel
7.	Asosiasi Sistem Pembayaran Indonesia (ASPI)	Telkom, Finnet, Telkomsel
8.	Asosiasi Penyelenggara SKKL Seluruh Indonesia (ASKALSI)	Telkom
9.	Indonesia Mobile Content Association (IMOCA)	Telkom
10.	Asosiasi Televisi Swasta Indonesia (ATVSI)	Telkom
11.	Asosiasi Satelit Indonesia (ASSI)	Telkom, Telkomsat
12.	Forum Komunikasi Satuan Pengawas Internal (FKSPI)	Telkom
13.	Asosiasi Gabungan Pelaksana Konstruksi Nasional Indonesia (GAPENSI)	Graha Sarana Duta, Telkomsat, Mitratel
14.	Keanggotaan Green Building Council Indonesia (GBCI)	Graha Sarana Duta
15.	Keanggotaan Persatuan Perusahaan Real Estate Indonesia (REI)	Graha Sarana Duta
16.	Asosiasi Gabungan Rekanan Konstruksi Indonesia (GARANSI)	Graha Sarana Duta
17	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Graha Sarana Duta
18.	Asosiasi Perusahaan Klining Servis Indonesia (APKLINDO)	Graha Sarana Duta
19.	Kamar Dagang dan Industri (KADIN)	Telkom, Graha Sarana Duta, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI)
20.	Asosiasi Perawatan Bangunan Indonesia (APBI)	Graha Sarana Duta
21.	Asosiasi Kontraktor Ketenagalistrikan Indonesia (AKLINDO)	Graha Sarana Duta
22.	Asosiasi Pengelola Gedung Badan Usaha Milik Negara (APG BUMN)	Graha Sarana Duta
23.	Indonesia Cyber Security Forum (ICSF)	Telkom
24.	Asosiasi Inkubator Bisnis Indonesia (AIBI)	Indigo Creative Nation
25.	Asosiasi Perusahaan Nasional Telekomunikasi (APNATEL)	Telkom, Telkom Akses
26.	Asosiasi Perusahaan Teknik Mekanikal Elektrikal (APTEK)	Nutech, Swadharma Sarana Informatika (SSI)
27.	Asosiasi Perusahaan Pengadaan Komputer dan Telematik Indonesia (ASPEKMI)	Nutech, Infomedia, Swadharma Sarana Informatika (SSI), Telkomsat
28.	Asosiasi Pengusaha Indonesia (APINDO)	Infomedia
29.	Asosiasi Bisnis Alih Daya Indonesia (ABADI)	Infomedia
30.	Indonesia Contact Center Association (ICCA)	Infomedia
31.	Asosiasi Cloud Computing Indonesia	Telkomsigma
32.	Asosiasi Data Center Indonesia (IDPRO)	Telkomsigma
33.	Asosiasi PMOI (Project Management Office Professional Indonesia)	Telkomsigma
34.	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Swadharma Sarana Informatika (SSI)
35.	Asosiasi Perusahaan Jasa Pengolahan Uang Tunai Indonesia (APJATIN)	Swadharma Sarana Informatika (SSI)
36.	Asosiasi Perusahaan dan Konsultan Telematika Indonesia (ASPEKTI)	Swadharma Sarana Informatika (SSI)

96 SUSTAINABILITY REPORT 2023 PT TELKOM INDONESIA (PERSERO) TBK

PART/ 03.

No.	National	Member
37.	Asosiasi Perusahaan Perdagangan Barang Distributor, Keagenan Dan Industri (ARDIN)	Swadharma Sarana Informatika (SSI), Telkomsat
38.	Asosiasi Fintech (AFTECH)	Finnet, Telkomsel
39.	Asosiasi E-Commerce Indonesia (idEA)	Finnet
40.	Ikatan Ahli Ekonomi Islam Indonesia (IAEI)	Telkom
41.	Masyarakat Ekonomi Syariah (MES)	Telkom
42.	BUMN Muda	Telkom
43.	Business 20 (B20)	Telkom
44.	Forum Human Capital Indonesia (FHCI)	Telkom
45.	Asosiasi Pengembang Menara Telekomunikasi (ASPIMTEL)	Mitratel
46.	Asosiasi IoT Indonesia (ASIOTI)	Telkomsel
47.	Asosiasi Emiten Indonesia (AEI)	Telkom, Mitratel
48.	Himpunan Jasa Konstruksi Indonesia (HJKI)	Telkom Akses
49.	Ikatan Akuntan Indonesia (IAI)	Telkom
50.	Indonesia Corporate Secretary Association (ICSA)	Mitratel
51.	Cyber Defense Indonesia (CDEF ID)	Telkom, Telkomsel

No.	International	Peserta
1.	International Telecommunication Union (ITU)	Telkom
2.	International Telecommunications Satellite Organization (ITSO)	Telkom
3.	International Telecommunications Satellite (INTELSAT)	Telkom
4.	International Marine / Maritime Satellite (INMARSAT)	Telkom
5.	Asia Pacific Telecommunication (APT)	Telkom, Telkomsel
6.	Asia Pacific Economic Cooperation (APECTEL)	Telkom
7.	TM Forum	Telkom, Telkomsel
8.	ASEAN CIO Association (ACIOA)	Telkom
9.	Wireless Broadband Alliance (WBA)	Telkom
10.	The Institute of Certified Management Accountants	Telkom
11.	Asia-Pacific Satellite Communications Council (APSCC)	Telkomsat
12.	Asia Pacific Network Information Centre (APNIC)	Telkomsel
13.	Bridge Alliance	Telkomsel
14.	Global System for Mobile Communications Association (GSMA)	Telkomsel
15.	PMO Global Alliance (PMOGA)	Telkomsigma
16.	Pacific Telecommunications Council (PTC)	Telin
17.	Mobile Ecosystem Forum (MEF)	Telin
18.	International Cable Protection Committee (ICPC)	Telin
19.	The ITW Global Leader's Forum	Telin
20.	Information Systems Audit and Control Association (ISACA) Chapter Indonesia	Telkom
21.	Global Information Assurance Certification (GIAC) Advisory Board	Telkom
22.	International Information System Security Certification Consortium (ISC2)	Telkom
23.	International Association of Privacy Professionals (IAPP)	Telkom

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 97

98 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 APPENDIX 2: GLOSSARY Glossary Descriptions 3P + 1L Pay for Person (according to the required competencies), Pay for Position (according to the level of responsibility and accountability), Pay for Performance (according to performance in achieving targets), and Pay for Location (according to the city of work location). Backbone The main communication network consisting of transmission and switching facilities that connect several network access nodes. The transmission network between node and switching facilities includes microwaves, submarine cables, satellites, optical fibers, and other transmission technologies. Bandwidth The capacity of a communication link. Broadband Signaling methods that include or handle relatively wide frequency ranges (or bands). BTS Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems. CPE Customer Premises Equipment is a handset, receiver, set-top box or other device used by customers of wireless, fixed or broadband telecommunications services, which are the property of certain network operators and are placed at the customer’s location. Cyberattack A cyberattack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyberattack use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft. Cyber Security Operation Center Center for monitoring, detecting, and implementing response to information security incidents. Dry Plant ISP (In Side Plant) is a component or device in the Submarine Communication Cable System (SCCS) located in the waters / sea consisting of fiber optic cable, SLTE, DWDM, PFE, etc. e-Commerce Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks. Eduvice The program was launched as a form of commitment to reducing electronic waste (e-waste). ESG Environmental, Social, and Governance is a set of operational standards that refer to three main criteria (environmental, social, and governance) in measuring the sustainability and impact of an investment in a company. Fiber Optic Cables that use optical fiber and laser technology where the reflected light representing data is sent through thin glass filaments. FTTx Fiber to the “X” is a collective term used to describe a wide selection of broadband network architectures that use fiber optics. One example of this architecture is FTTH or fiber-to-the-home, which is a fiber optic network from an Internet Service Provider (ISP) to a home or business location. Gbps Gigabits per second is the average number of bits, characters, or blocks per unit of time that moves between devices in the data delivery system. Usually measured in units of bits per second or bytes per second. GraPARI Telkomsel customer service center. GRI Global Reporting Initiative is an organization that sets internationally accepted Sustainability Reporting standards. GRI Standards GRI Standards or Global Reporting Initiative Standards are the highest international standards in preparing sustainability reports that regulate the mechanism of content writing and material disclosure. IDX The Indonesia Stock Exchange is one of the institutions in the capital market formed through a merger between the Jakarta Stock Exchange and the Surabaya Stock Exchange. IoT The Internet of Things (IoT) is the network of devices, vehicles, and home appliances that contain electronics, software, actuators, and connectivity which allows those things to connect, interact and exchange data.

PT Telkom Indonesi a (Persero) Tbk 99 Part/ 03. SUSTA I N ABILI TY R EPO RT 2023 Glossary Descriptions ISO The International Organization for Standardization (ISO) is an international standard setting body consisting of representatives from each country’s national standardization bodies. KPPU The Business Competition Supervisory Commission or KPPU is an independent institution formed to oversee the implementation of Law No. 5 of 1999 regarding Prohibition of Monopolistic Practices and Unfair Business Competition. LED Light Emitting Diode is electronic components that can emit monochromatic light when forward voltage is applied. Mbps Megabits per second, a measure of speed for digital signal transmission expressed in millions of bits per second. NPS Net Promoter Score is a market research metric used by Telkom to find out the latest voice of customers, as input in improving customer experience. Thus, Telkom can ensure that the repairs are carried out correctly and customer satisfaction is well maintained. NYSE The New York Stock Exchange (otherwise known as the NYSE) is one of the stock exchanges in the United States where Telkom shares are listed, other than on the Indonesia Stock Exchange. OJK Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector. OKR An Objective and Key Results that is a framework in setting, communicating, executing and monitoring the achievement of effective and measurable targets/goals of an organization/ company. PINS PINS or PT PINS INDONESIA is a company engaged in the trading of Customer Premises Equipment (CPE) and is a subsidiary of Telkom with shares of 100%. SASB Sustainability Accounting Standards Board (SASB) provides sustainability accounting standards for use by publicly listed corporations in the U.S. in disclosing material sustainability issues for the benefit of investors and the public. SCCS Submarine Communication Cable Systems are cables stretched under the sea between stations built on land to deliver telecommunication signals through submarines. SDG The Sustainable Development Goals (SDGs) are 17 goals with 169 measurable achievements and deadlines set by the United Nations as the world development agenda for the benefit of humans and planet earth. Service Assurance Services that guarantee optimal product performance through meeting certain quality standards to meet customer satisfaction Service Delivery Services to fulfill customer needs in the form of products or solutions from Telkom accompanied by a guarantee of good delivery quality. SIM Card Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service. SLA Service Level Agreement (SLA) which is an agreement between Telkom and customers regarding the level of service quality. SMILE Supply Management Information for Logistic Enhancement, an online web application (smile. telkom.co.id) for logistics management that provides solutions in managing work programs/ projects in detail and easily. SOE State-Owned Enterprise, a government-owned corporation, state owned company, state-owned entity, state enterprise, publicly owned corporation, government business enterprise, or parastatal, a legal entity created by a government to undertake commercial activities on behalf of an owner government. Switching An electronic, electrical or mechanical device that opens or closes circuits, completes or stops electrical lines, or selects paths or circuits, used to direct traffic on telecommunications networks. Wet plant OSP (Out Side Plant) are components or devices in the Submarine Cable Communication System (SKKL) located in the waters/sea consisting of marine fiber optic cables, repeaters, equalizers, and branching units.

100 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 APPENDIX 3: ABBREVIATION Keyword Description 3T Tertinggal, Terdepan, Terluar AI Artificial Intelligence AKHLAK Amanah Kompeten Harmonis Loyal Adaptif Kolaboratif ASKALSI Asosiasi Kabel Laut Seluruh Indonesia BBM Bahan Bakar Minyak BCMS Business Continuity Management System BLS Basic Life Support BTS Base Transceiver Station BUMN Badan Usaha Milik Negara CBA Competency & Behavior Appraisal CDC Community Development Center CDI Customer Dissatisfaction Index CID Community Involvement Development CIQS Cable Implementation Quality System CLI Customer Loyalty Index CO2 Carbon Dioxide CPE Customer Premises Equipment CSI Customer Satisfaction Index CSR Customer Social Responsibility CSV Creating Shared Value DDoS Distributed Denial of Service DaPen Dana Pensiun Telkom DNA Device, Network, Application DPLK Dana Pensiun Lembaga Keuangan DRUPS Diesel Rotary Uninterruptible Power Supply Keyword Description Eduvice Electronic Device Donation for Education ESG Environment, Social, and Governance FWA Flexible Working Arrangement Gbps Giga byte per second GCG Good Corporate Governance GIS Geographic Information System GJ Gigajoule GraPARI Graha Pari Sraya GSD Graha Sarana Duta HAM Hak Asasi Manusia HR Human Resource HSE Health, Safety, and Environment ICT Information & Comunication Technology IDN Indonesia Digital Network IDX Indonesia Stock Exchange IEC International Electrotechnical Commission ILO International Labor Organizational IoT Internet of Things ISMS Information Security Management System ISO International Organization for Standardization ISP In Side Plant ITSMS IT Service Management System KPPU Komisi Pengawasan Persaingan Usaha

PART/ 03.

Keyword	Description
LED	Light Emitting Diode
LTE	Long Term Evolution
Mbps	Mega bits per second
MSME	Micro Small Medium Enterprise
MTTR	Mean Time to Repair
NPS	Net Promoter Score
NYSE	New York Stock Exchange
OHSAS	Occupational Health and Safety Assessment Series
OJK	*Otoritas Jasa Keuangan*
OKR	Objective dan Key Result
OSH	Occupational Safety and Health
OSHMS	Occupational Safety and Health Management System
OSP	Out Side Plant
PAK	*Penyakit Akibat Kerja*
PD	*Peraturan Direksi*
PDAM	*Perusahaan Daerah Air Minum*
PDP	*Perlindungan Data Pribadi*
PKB	*Perjanjian Kerja Bersama*
POJK	*Peraturan Otoritas Jasa Keuangan*
PPIP	*Program Pensiun Iuran Pasti*
PPMP	*Program Pensiun Manfaat Pasti*
PR	*Peraturan Perusahaan*
PUE	Power Usage Effectiveness
QCDS	Quality, Cost, Delivery, dan Service
QMS	Quality Management System
RUPS	*Rapat Umum Pemegang Saham*

Keyword	Description
SASB	Sustainability Accounting Standards Board
SDGs	Sustainable Development Goals
SDM	*Sumber Daya Manusia*
SEKAR	*Serikat Karyawan*
SEPAKAT	*Serikat Pekerja Telkomsel*
SKATA	*Serikat Karyawan Graha Sarana Duta*
SKKL	*Sistem Komunikasi Kabel Laut*
SLA	Service Level Agreement
SLG	Service Level Guarantee
ABMS	*Sistem Manajemen Anti Penyuapan*
SMILE	Supply Management and Logictic Enchancement
SNI	*Standar Nasional Indonesia*
SOE	State-Owned Enterprise
SPIN	*Serikat Pekerja Infomedia Nusantara*
SPMD	*Serikat Pekerja Metra Digital Media*
TCU	Telkom Corporate University
TIQA	Telkom Integrated Quality Assurance
TJSL	*Tanggung Jawab Sosial dan Lingkungan*
TKDN	*Tingkat Kandungan Dalam Negeri*
SDG	*Tujuan Pembangunan Berkelanjutan*
UMP	*Upah Minimum Provinsi*
WBS	Whistleblowing System
WFO	Work From Office
YAKES	*Yayasan Kesehatan*

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APPENDIX 4: REFERENCE OF OJK REGULATION NO. 51/POJK.04/2017 AND OJK CIRCULAR LETTER NO. 16/SEOJK.04/2021

No Index	Index Name	Page
Sustainability Strategy		
A.1	Elaboration on Sustainability Strategy	33-34
Summary of Sustainability Aspect Performance		
B.1	Economic Aspects	24
B.2	Environmental Aspects	24
B.3	Social Aspects	24-25
Company Profile		
C.1	Vision, Mission, and Values of Sustainability	20-21
C.2	Company's Address	16
C.3	Enterprise Scale	16-17, 22-23
C.4	Products, Services, and Business Activities	17
C.5	Membership in Association	29, Appendix
C.6	Significant Changes in Issuers and Public Companies	20
The Board of Directors' Explanation		
D.1	The Board of Directors' Explanation	10-13
Sustainability Governance		
E.1	Responsible for Implementing Sustainable Finance	32-33
E.2	Competency Development Related to Sustainable Finance	71
E.3	Risk Assessment of the Implementation of Sustainable Finance	38-39
E.4	Relations with Stakeholders	81
E.5	Problems with the Implementation of Sustainable Finance	38-39
Sustainability Performance		
F.1	Sustainable Culture Development Activities	50
Economic Performance		
F.2	Comparison of targets to performance of production, portfolio, financing targets or investments, revenue, as well as profit and loss	91
F.3	Comparison of target to performance of portfolio, financing target or investments in financial instruments or projects in line with the implementation of Sustainable Finance	-
Environmental Performance		
General Aspect		
F.4	Environmental Costs	-
Material Aspect		
F.5	Use of Environmentally Friendly Materials	50, 55-56
Energy Aspect		
F.6	Amount and Intensity of Energy Used	53-54
F.7	Efforts and Achievements of Energy Efficiency and Use of Renewable Energy	55

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No Index	Index Name	Page
Water Aspect		
F.8	Water usage	57
Aspects of Biodiversity		
F.9	Impacts from Operational Areas that are Near or Located in Conservation Areas or Have Biodiversity	57
F.10	Biodiversity Conservation Efforts	57
Emission Aspect		
F.11	Total and Intensity of Emissions Generated by Type	56
F.12	Efforts and Achievements of Emission Reduction Made	50-53
Waste and Effluent Aspects		
F.13	Amount of Waste and Effluent Generated by Type	58-59
F.14	Waste and Effluent Management Mechanism	58-59
F.15	Occurring Spills (if any)	Irrelevant
Complaint Aspects Related to the Environment		
F.16	Number and Material of Environmental Complaints Received and Resolved	84
Social Performance		
F.17	Commitment to Provide Services on Equal Products and/or Services to Consumers	60-65
Employment Aspect		
F.18	Equal Employment Opportunity	67-68
F.19	Child Labor and Forced Labor	67
F.20	Regional Minimum Wage	69
F.21	Decent and Safe Work Environment	72-74
F.22	Employee Capability Training and Development	71-72
Community Aspect		
F.23	Impact of Operations on Surrounding Communities	76-77
F.24	Community Complaints	84
F.25	Corporate Social Responsibility (CSR)	76-79
Responsibility for Sustainable Product/Service Development		
F.26	Innovation and Development of Sustainable Financial Products/Services	Irrelevant
F.27	Products/Services That Have Been Evaluated for Safety for Customers	61
F.28	Product/Service Impact	84-91
F.29	Number of Product Recalls	58
F.30	Customer Satisfaction Survey on Sustainable Financial Products and/or Services	65
Others		
G.1	Written Verification from Independent Party (if any)	5
G.2	Feedback Sheet	108
G.3	Responses to Feedback on the Previous Year's Sustainability Report	5
G.4	List of Disclosures in Accordance with Financial Services Authority Regulation No. 51/POJK.03/2017 regarding the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies	102-103

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APPENDIX 5: GRI STANDARD INDEX

Statement of Use : PT Telkom Indonesia (Persero) Tbk has reported the information cited in this GRI content index for the period January 1 to December 31, 2023 with reference to the GRI Standards.

GRI 1 Used : GRI 1: Foundation 2021.

GRI Standard	Indicators	Disclosure	Location
GRI 2: General Disclosures 2021	2-1	Organizational details	16-17, 22-23
	2-2	Entities within the organization's sustainability reporting	4
	2-3	Reporting period, frequency and contact	4
	2-4	Restatements of information	
	2-5	External assurance	5
	2-6	Activities, value chain and other business relationships	22-23
	2-7	Employees	
	2-8	Workers who are not employees	
	2-9	Governance structure and composition	32-33
	2-10	Nomination and selection of the highest governance body	
	2-11	Chair of the highest governance body	32-33
	2-12	Role of the highest governance body in overseeing the management of impacts	32-33
	2-13	Delegation of responsibility for managing impacts	32-33
	2-14	Role of the highest governance body in sustainability reporting	5, 10-13, 32-33
	2-15	Conflicts of interest	80
	2-16	Communication of critical concerns	Annual Report
	2-17	Collective knowledge of the highest governance body	Annual Report
	2-18	Evaluation of the performance of the highest governance body	Annual Report
	2-19	Remuneration policies	Annual Report
	2-20	Process to determine remuneration	Annual Report
	2-21	Annual total compensation ratio	Annual Report
	2-22	Statement on sustainable development strategy	33-37
	2-23	Policy commitments	33-37, 41-46
	2-24	Embedding policy commitments	33-37
	2-25	Processes to remediate negative impacts	32-33, 38-39, 41-46
	2-26	Mechanisms for seeking advice and raising concerns	Annual Report
	2-27	Compliance with laws and regulations	33, 82-83
	2-28	Membership associations	29, Appendix
	2-29	Approach to stakeholder engagement	81
	2-30	Collective bargaining agreements	67

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GRI Standard	Indicators	Disclosure	Location
GRI 3: Material Topics 2021	3-1	Process to determine material topics	34-35
	3-2	List of material topics	34-35
	3-3	Management of material topics	34-35, 41-46
GRI 201: Economic Performance 2016	201-1	Direct economic value generated and distributed	91-92
	201-2	Financial implications due to climate change	52, 84
	201-3	Defined benefit plan obligations and other retirement plans	70
GRI 203: Indirect Economic Impacts 2016	203-1	Infrastructure investment and services supported	85
	203-2	Significant indirect economic impact	76-77
GRI 204 : Procurement Practices 2016	204-1	Proportion of spending on local suppliers	93
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	83-84
	205-2	Communication and training about anti-corruption policies and procedures	83-84
	205-3	Confirmed incidents of corruption and actions taken	83-84
GRI 206: Anti-competitive Behavior 2016	206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	83
GRI 302: Energy 2016	302-1	Energy consumption within the organization	53-54, 56
	302-2	Energy consumption outside of the organization	53-54
	302-3	Energy intensity	53-54
	302-4	Reduction of energy consumption	55-56
GRI 303: Water and Effluents 2018	303-5	Water consumption	57
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions	56
	305-2	Energy indirect (Scope 2) GHG emissions	56
	305-5	Reduction of GHG emissions	56
GRI 306: Waste 2020	306-2	Management of significant waste-related impacts	58
	306-3	Waste generated	58
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	67
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	69
	401-3	Maternity leave	69

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 105

106 PT Telkom Indonesi a (Persero) Tbk Sustainability Performance SUSTAINABILITY REPORT 2023 GRI Standard Indicators Disclosure Location GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system 72 403-2 Hazard identification, risk assessment, and incident investigation 73 403-3 Occupational health service 74 403-4 Worker participation, consultation, and communication on occupational health and safety 74 403-5 Worker training on occupational health and safety 74 403-6 Improvement in the quality of employees health 74 403-7 Prevention and mitigation of occupational health and safety impacts linked by business relationships 73 403-8 Workers covered by an occupational health and safety management system 72 403-9 Work-related injuries 73 403-10 Work-related ill health 73 GRI 404: Training and Education 2016 404-1 Average hours of training per year per employee 71 404-2 Programs for upgrading employee skills and transition assistance programs 70-71, 74 404-3 Percentage of employees receiving regular performance and career development reviews 69 GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees 68 405-2 Ratio of basic salary and remuneration of women to men 69 GRI 2016 Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken 75 GRI 413: Local Communities 2016 413-1 Operations with local community engagement, impact assessments, and development programs 76-77 GRI 418: Customer Privacy 2016 418-1 Customer complaints related to customer privacy and loss of customer data 86

PART/ 03.

APPENDIX 6: SASB INDEX

Telecommunication Industry		
Code	**Description**	**Page(s)**
Activity Metric		
TC-TL-000.A	Number of wireless subscribers	60
TC-TL-000.B	Number of wireline subscribers	60
TC-TL-000.C	Number of broadband subscribers	60
TC-TL-000.D	Network traffic	22-23, 63
Environmental Footprint of Operations		
TC-TL-130a.1	Total energy consumed, percentage grid electricity, percentage renewable energy	56
Data Privacy		
TC-TL-220a.1	Description of policies and practices relating to behavioral advertising and customer privacy	86-87
TC-TL-220a.2	Number of customers whose information is used for secondary purposes	86-87
TC-TL-220a.3	Total amount of monetary losses as a result of legal proceedings associated with customer privacy	86
TC-TL-220a.4	Number of law enforcement requests for customer information, number of customers whose information was requested, percentage resulting in disclosure	89
Data Security		
TC-TL-230a.1	Number of data breaches, percentage involving personally identifiable information (PII) and number of customers affected	86
TC-TL-230a.2	Description of approach to identifying and addressing data security risk, including third-party cybersecurity standards	89
Product end-of-Life Management		
TC-TL-440a.1	Materials recovered through take back programs, percentage of recovered materials that are (a) reused, (b) recycled, and (c) landfilled	58
Competitive Behaviour & Open Internet		
TC-TL-520a.1	Total amount of monetary losses as a result of legal proceedings associated with anti-competitive behavior regulations	83
TC-TL-520a.2	Average actual sustained download speed of owned and commercially-associated content and non-associated content	62-63
TC-TL-520a.3	Description of risks and opportunities associated with net neutrality, paid peering, zero rating, and related practices	-
Managing Systemic Risks from Technology Disruption		
TC-TL-550a.1	System average interruption frequency and customer average interruption duration	84-85
TC-TL-550a.2	Discussion of systems to provide unimpeded service during service interruptions	84-85

PT TELKOM INDONESIA (PERSERO) TBK SUSTAINABILITY REPORT 2023 107

FEEDBACK FORM OF PT TELKOM INDONESIA (PERSERO) TBK 2023 SUSTAINABILITY REPORT Thank you for your willingness to read this 2023 Annual Report. As part of an effort to perfect the contents of the following year’s reporting. we look forward to hearing from you by answering the questions below. QUESTION 1. In your opinion, this Annual Report has provided useful information regarding various activities carried out by PT Telkom Indonesia (Persero) Tbk. SS S RR TS STS 2. In your opinion, the material in this report including the data and information presented is easy to understand and understand. SS S RR TS STS 3. In your opinion, the material in this report including the data and information presented is quite complete, covering all sustainability issues. SS S RR TS STS 4. In your opinion, the material in this report including the data and information presented is reliable for decision-making. SS S RR TS STS Keterangan: SA: Strongly Agree A: Agree OTA: On The Average D: Disagree SD: Strongly Disagree 5. In your opinion, what information has been submitted in this report and is felt to be useful? a. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . b. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . c. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . 6. In your opinion, what information has been conveyed in this report and is felt to be of little use? a. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . b. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . c. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . 7. In your opinion, what about the display of this report both from the contents, design and layout as well as photos included? a. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . b. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . c. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . 8. In your opinion, what information is felt to be lacking and must be completed in the upcoming Annual Report? a. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . b. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . c. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . Your profile Full name : . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Age and Gender : . . . . . . . . . . .Yo. M / F (cross the unnecessary ones) Institution / Company : . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Type of Institution / Company : Government Government Media NGO NGO Etc Returning forms and other matters related to the 2023 Annual Report can be submitted to: Investor Relations The Telkom Hub, Telkom Landmark Tower Lantai 39 Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710 Tel : (6221) 521 5109 Fax : (6221) 522 0500 E-mail : investor@telkom.co.id Website : www.telkom.co.id